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Lufthansa Investor Relations

Lufthansa Cargo raises fuel surcharge of 0.55 EUR/kg

24.04.2006

Fuel Price Index exceeds threshold marks

Lufthansa Cargo is raising its fuel surcharge, effective 08 May 2006, from 0.50 to 0.55 EUR per kilo of actual freight weight.

The increase, ensuing from the steady rise in fuel prices, is governed by a methodology based on Lufthansa Cargo's Fuel Price Index. The index reflects the average price of aviation fuel in the world's five key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly.

Further details and updates on the Fuel Price Index are available on the website: **www.lufthansa-cargo.com** / Info Center / Fuel Price Index. The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, enabling customers to understand how adjustments to the surcharge are calculated.

Lufthansa Cargo AG
Corporate Communications
www.lufthansa-cargo.com

Last modified: May 16, 2006

Lufthansa Cargo raises fuel surcharge to 0.60 EUR/kg

02.05.2006

Crude oil products still highly priced

Lufthansa Cargo is lifting its fuel surcharge, effective 15 May 2006, from 0.55 to 0.60 EUR per kilo of actual freight weight. The increase is due to the continued rise in the price of kerosene.

The logistics services provider in the Lufthansa Group is raising the fuel surcharge in accordance with a methodology based on a fuel price index reflecting the average price of aviation fuel on the world's five major spot markets. The surcharge is adjusted upwards once the fuel price index exceeds a specific benchmark for two consecutive weeks.

Further details and updates on the Fuel Price Index are available on the website: www.lufthansa-cargo.com / Info Center / Fuel Price Index. The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, enabling customers to understand how adjustments to the surcharge are calculated.

Lufthansa Cargo AG
Corporate Communications
www.lufthansa-cargo.com

Last modified: May 16, 2006

Lufthansa adjusts fuel surcharge for long-haul flights

25.04.2006

Short- and medium-haul flights unaffected by change

In response to the dramatic rise in oil prices, which have hit new record highs in recent days, Lufthansa is increasing its fuel charge for long-haul flights by ten euros. The fuel surcharge on long-haul tickets sold on or after 5 May will thus be raised to 62 EUR per flight leg. The previous surcharge will apply to all tickets issued on or before 5 May. The surcharge on domestic German and intra-European routes will remain unchanged at twelve euros per flight leg.

Thanks to its forward-looking fuel-hedging policy and its modern, fuel-efficient fleet, Lufthansa is in a relatively good position compared with its competitors. However, the steadily increasing price of oil is continuing to exert pressure on the airline's expenditure. Lufthansa continuously monitors oil prices and will apply the latest surcharge until the price of aircraft fuel on the spot markets has once again stabilised.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: May 16, 2006

Lufthansa lifts operating profit to € 577m and proposes higher dividend of 0.50 euro cents per share. The Lufthansa Group increased operating profit by € 194m to € 577m despite a difficult business environment and substantial pressure from rising oil prices in the 2005 financial year. Net income after deducting taxes and the profit attributable to minority interests was also up by € 49m to € 453m. Shareholders are to participate in these results. The Executive and Supervisory Boards are to recommend payment of a higher per share dividend of 0.50 euro cents, an increase of 0.20 euro cents against the previous year, at the 53rd Annual General Meeting in Cologne on 17 May.

Dividends at Lufthansa are tied in principle to the Group's operating result but can also take one-off income into account, if an extraordinary payment is permitted by the capital structure. That was the case in the 2005 financial year, in which book profits of € 289m accrued from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. and the disposal of Loyalty Partner GmbH.

Lufthansa Group overview*

		2005	2004	Change in %
Revenue	**€m**	**18 065**	**16 965**	**6.5**
of which traffic revenue	€m	13 904	12 869	8.0
EBITDA	**€m**	**2 554**	**2 021**	**26.4**
Operating result	**€m**	**577**	**383**	**50.7**
Net profit/loss for the period	**€m**	**453**	**404**	**12.1**
Capital expenditure	**€m**	**1 829**	**1 783**	**2.6**
Cash flow from operating activities	**€m**	**1 956**	**1 881**	**4.0**
Total assets	**€m**	**19 272**	**18 070**	**6.7**
Net indebtedness	**€m**	**7**	**– 418**	**–**
Employees as of 31 December	number	**92 303**	**90 673**	**1.8**
Result per share	**€**	**0.99**	**0.94**	**5.3**
Dividend proposal per share	**€**	**0.50**	**0.30**	**66.7**

* This Annual Report covering the period from 1 January to 31 December 2005 was drawn up in accordance with International Financial Reporting Standards (IFRS) and the standards applicable since 1 January 2005. Last year's key data have been adjusted. This may lead to deviations from the results published a year ago.

Change on Lufthansa Executive Board At its meeting on 22 March, the Supervisory Board appointed Stephan Gemkow (46), presently Member of the Board of Management of Lufthansa Cargo AG, to succeed Dr. Karl-Ludwig Kley (54) as Chief Financial Officer of Deutsche Lufthansa AG, effective 1 June 2006. Dr. Kley is stepping down from the Executive Board at his own request on 31 May 2006 to take up a post at Merck KgaA. Stephan Gemkow's appointment as CFO is up to 31 May 2009.

Dr. Karl-Ludwig Kley joined Lufthansa as Chief Financial Officer from the Bayer Group on 1 September 1998. His term of office was extended in September 2002 to 31 August 2008. His term on the Board coincided with the crisis years in 2001 and 2003, which plunged Lufthansa and the entire airline business into heavy turbulence. Lufthansa today is a well-positioned Group with a sound balance sheet and healthy liquidity.

Stephan Gemkow began his career at Lufthansa in Corporate Organisation and Strategic Corporate Development in 1990. He was subsequently employed at diverse posts in the passenger business, among them Area Sales Manager in Washington, prior to taking over as Head of Investor Relations in the Finance Division in 1997 and later as Senior Vice President Corporate Finance in 2001. He has been Management Board Member Finance and Human Resources at Lufthansa Cargo since February 2004.

Consolidated Income Statement in €m	**2005**	2004	**Change in %**
Traffic revenue	13 904	12 869	8.0
Other revenue	4 161	4 096	1.6
Revenue	**18 065**	**16 965**	**6.5**
Changes in inventories and work performed by the enterprise and capitalised	127	85	49.4
Other operating income	1 545	1 753	– 11.9
Cost of materials and services	– 9 007	– 8 244	9.3
Staff costs	– 4 853	– 4 813	0.8
Depreciation, amortisation and impairment	– 1 398	– 1 112	25.7
Other operating expense	– 3 760	– 3 680	2.2
Profit/loss from operating activities	**719**	**954**	**– 24.6**
Financial result	156	– 413	–
Profit/loss from ordinary activities	**875**	**541**	**61.7**
Other taxes	– 263	– 133	97.7
Result after taxes	**612**	**408**	**50.0**
Result attributable to minority sharholders	– 159	– 4	–
Consolidated result	**453**	**404**	**12.1**

Excerpts from the Lufthansa Annual Report 2005

Positive result In the financial year 2005 the Lufthansa Group increased its operating result to € 577m compared with € 383m in 2004. EBITDA rose year-on-year by 26.4 per cent to € 2.6bn. EBIT improved by 28.8 per cent to € 1.1bn.

Total operating income rose by 5.0 per cent to € 19.7bn. This positive development was due to the increase in revenue, which was lifted by 6.5 per cent to € 18.1bn. Of the external revenue generated by the Group, the Passenger Transportation Business segment earned 63.9 per cent, Logistics 15.2 per cent, MRO 10.1 per cent, Catering 9.4 per cent and IT Services 1.4 per cent. Total operating expenses increased concurrently by 6.5 per cent to € 19.0bn. Besides the surge in fuel expenses by € 843m, operating expenses also contain impairment losses of goodwill and other fixed assets totalling € 304m (2004: € 34m). The profit from operating activities consequently decreased year-on-year by € 235m from € 954m in 2004 to € 719m in 2005. The financial result of € 156m was € 569m better than in 2004 (–€ 413m).

After deducting deferred and actual taxes and the share of the profit attributable to minority interests, a positive net result of € 453m remains for Lufthansa's shareholders. In 2004 the distributable profit had amounted to € 404m.

Revenue and income In 2005, the Lufthansa Group increased its flight capacity – measured in available tonne-kilometres – by 2.1 per cent and the sales volume by 1.5 per cent. Traffic revenue generated rose by 8.0 per cent thanks to the positive development of average yields to € 13.9bn. The share of traffic revenue in total revenue increased further and in the year under review reached 77.0 per cent (2004: 75.9 per cent).

Other revenue increased during the financial year 2005 by 1.6 per cent or € 65m to € 4.2bn. Other operating income declined by 11.9 per

cent or € 208m to € 1.5bn. That figure contains book profits of € 182m from the disposal of the remaining shareholding in Amadeus Global Travel Distribution and € 107m from the sale of Loyalty Partner GmbH. In 2004, total book profits of € 446m had accrued from the disposal of fixed assets.

Traffic figures of the Lufthansa Group's airlines		2005	2004	Change in %
Passengers	thousands	51 255	50 901	0.7
Available seat-kilometres	millions	144 182	140 648	2.5
Revenue passenger kilometres	millions	108 185	104 064	4.0
Passenger load factor	%	75.0	74.0	1.0pp
Freight/mail	thousand tonnes	1 736	1 753	– 1.0
Cargo load factor	%	65.0	67.0	– 2.0pp
Available cargo tonne-kilometres	millions	26 486	25 950	2.1
Revenue cargo tonne-kilometres	millions	18 727	18 445	1.5
Overall load factor	%	70.7	71.1	– 0.4pp
Number of flights	number	653 980	647 785	1.0

Operating expenses Alongside depreciation, amortisation and impairment, the cost of materials and services constituted the single biggest year-on-year increase in operating expenses of 9.3 per cent to € 9.0bn. The main cost driver was fuel. In 2005, the Group's airlines had to expend € 2.7bn on kerosene; this was € 843m or 46.3 per cent more than in 2004. Fuel price hedging once again achieved a significantly positive result in 2005 of € 278m (2004: € 232m). The share of fuel costs in total operating expenses consequently rose further to 14.0 per cent (2004: 10.2 per cent). The total cost of purchased services amounted to € 4.4bn, an increase of 1.7 per cent. Fees and charges came to € 2.5bn and were thus on a par with the prior-year figure despite a marginal increase in capacity (passenger and freight).

On an annualised average, the Lufthansa Group employed a workforce of 90,811 people in 2005, which was 2.1 per cent fewer than in 2004. Staff costs, by contrast, increased by 0.8 per cent to € 4.8bn. Within overall staff costs, wages and salaries went up by 0.6 per cent. While social security expenditure increased by 2.8 per cent to € 597m owing to the raising of the statutory income ceiling for social security payments in 2005, company pension costs remained at the previous year's level.

Scheduled depreciation and amortisation in 2005 amounted to € 1.1bn – a year-on-year rise of 1.5 per cent. Unscheduled depreciation and impairment losses of € 304m were incurred. This related chiefly to the goodwill of the LSG Sky Chefs USA group (€ 280m) and BizJet International (€ 20m). The impairment was identified as part of the valuation review that now has to be conducted yearly following the abolition of regular goodwill amortisation.

Other operating expenses totalled € 3.8bn and were 2.2 per cent higher than in 2004. Despite the sharp increase in traffic revenue, sales commissions fell by a further € 128m or 16.2 per cent to € 662m.

Financial result The financial result of € 156m shows an improvement of € 569m on the year-earlier level (2004: –€ 413m). It consists of a positive income result from subsidiaries, joint ventures and associates of € 447m (2004: –€ 42m), a significant improvement in the negative net interest result of –€ 248m (2004: –€ 331m) and a balance of other financial items of –€ 43m (2004: –€ 40m). The income from subsidiaries, joint ventures and associates includes an income contribution from the first-time valuation of Swiss International Air Lines AG, using the equity method. The assets and liabilities of Swiss International Air Lines AG, which were acquired on a pro rata basis by AirTrust AG and duly accounted for at their fair value, exceeded the purchase price paid by AirTrust AG by € 291m. In line with IFRS 3, which is mandatory as of the financial year 2005, such an excess amount has to be recognised with immediate effect in the income statement. But even excluding this effect, the income result from subsidiaries, joint ventures and associates would have been € 198m up on the previous year. The improvement was due almost exclusively to the Thomas Cook leisure travel group, which transformed the pro rata loss borne by Lufthansa in 2004 (–€ 101m) into a pro rata profit of € 54m.

Capital expenditure, cash flow, shareholders' equity In the financial year 2005, the Lufthansa Group invested € 1.8bn. Of the total, € 788m was spent on the purchase of four Airbus A330-300s and advance payments on aircraft and spare engines. The significantly improved result for the financial year 2005 pushed up the cash flow generated from operating activities by 4.0 per cent to € 2.0bn. Net capital expenditure was negative at € 1.1bn. The free cash flow, meaning the liquid resources remaining after the net capital expenditure, totalled € 815m and was € 246m less than the 2004 figure. In the financial year 2005 these resources, along with a further € 1.2bn, were invested in short-term securities and money market funds. This includes € 562m of which € 465m was transferred to the Lufthansa Pension Trust to finance payments from retirement benefit obligations. An additional € 97m was transferred on 20 December 2005 to an external custodian – the CA-ATZ trust fund – as insolvency cover against employer performance shortfalls in respect of concluded partial retirement agreements. Non-consolidated companies paid a further € 3m into the fund.

Balance sheet structure
in %



37.7 Aircraft and spare engines
26.2 Other long-term assets
18.7 Liquid assets and shares
17.4 Other short-term assets
23.5 Shareholders' equity
40.5 Long-term capital
36.0 Short-term capital
€ 19.3bn
Total assets
€ 19.3bn
Shareholders' equity and liabilities

The Group's asset total expanded by 6.7 per cent to € 19.3bn. The equity ratio increased to 23.5 per cent compared with 22.2 per cent at the end of 2004.

Group outlook The global economic upswing is generally expected to continue in 2006 and 2007. A stronger rate of economic growth than in the past financial year is also forecast in the euro area and Germany. The benefits of that development will be shared by all the companies in the Lufthansa Group. The main countervailing factor is the rising trend in oil prices, which shows no sign yet of going into reverse. The Group's operating environment is additionally characterised by fierce competition and the resulting pressure on prices and yields.

Lufthansa is actively prepared to face those challenges. The Group companies are implementing programmes aimed at boosting productivity and yields which are assured of bearing fruit.

Provided no additional burdens arise through exorbitant oil price rises or crises and the overall economic situation does not deteriorate, we shall – not including SWISS – achieve an operating result in 2006 that is at least comparable to the 2005 figure. For 2007 we expect further improvements in the result.

You will find the complete Annual Report on our website www.lufthansa-financials.com or you order the print version via our Internet order service or by Fax +49 (0) 221 826 3646

Cologne, May 17, 2006

The Lufthansa Share

Share capital of Deutsche Lufthansa AG
1,172,275,200 Euro.
Lufthansa's share capital is divided into 457.9 million registered non-par value shares.
About 390,000 shareholders are recorded in Lufthansa's shareholders' register.
27.4 per cent of Lufthansa's share capital is held by private stock owners, 72.6 per cent by institutional investors.

Shareholder structure (as of March 31, 2006)
100.00 % free float

Shareholder structure by nationality (as of March 31, 2006)

Germany	75.2 %
USA	7.1 %
Great Britain	5.1 %
Belgium	3.8 %
Switzerland	2.7 %
Luxembourg	1.8 %
France	1.4 %
Netherlands	1.4 %
Other 138 countries	1.5 %

Dividend Payments 1998-2005

Year	1998	1999	2000	2001	2002	2003	2004	2005
Dividend in EUR	0.56	0.56	0.60	-	0.60	-	0.30	0,50*
Dividend payment in EUR mill.	215.0	215.0	229.0	-	229.0	-	137.0	229.0*

* Proposal

Financial Data

July 27, 2006	Release of Interim Report January – June 2006
October 26, 2006	Press Conference and Analysts' Conference on Interim Report January – September 2006
March 8, 2007	Annual Press and Analysts' Conference on 2006 result
April 18, 2007	Annual General Meeting 2007, Berlin
April 26, 2007	Release of Interim Report January – March 2007

Lufthansa Annual General Meeting approves dividend of EUR 0.50

17.05.2006

AGM Summary

Shareholders attending the 53rd Annual General Meeting of Deutsche Lufthansa AG held on 17 May in Cologne voted to approve the dividend of EUR 0.50 per share which had been proposed by the Executive Board and the Supervisory Board. Lufthansa is thus pursuing its dividend policy, which is based on the dividend payout to the Group's operating result. In the event of one-off income, however, an extraordinary dividend can be paid out if the capital structure permits this. That was the case in the 2005 financial year, during which book profits of EUR 289 million accrued from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. and the disposal of Loyalty Partner GmbH. The dividend payment will be made on 18 May via Clearstream AG to the accounts held at the depositary banks.

A further item on the agenda at the AGM, besides the approval of the acts and doings of the Executive Board and the Supervisory Board, was once again the extension of the authorisation for the purchase of the Company's own shares. This now applies until 16 November 2007 in an amount not exceeding ten per cent of the Company's share capital at the time of the resolution by the AGM. To date, no use has been made of this authorisation, which was first granted in 2000.
(**For details, see Item 6**)

The authorisation to issue convertible bonds and bonds with warrants attached, profit-participation rights and/or income bonds (or a combination of these instruments) also met with broad approval. Besides the classic options of raising third-party funds and equity capital this offers Deutsche Lufthansa AG a possibility of making use of any attractive financing alternatives available on the capital market, depending on the market situation. Lufthansa is authorised to issue bonds in the total maximum nominal amount of EUR 1.5 billion. These can entitle holders to acquire up to 45,792,000 Lufthansa shares. This authorisation is valid until 16 May 2011. The authorisation resolved by the AGM on 19 June 2002 to issue convertible bonds and/or bonds with warrants attached was cancelled at the same time.
(**For details, see Topic 5**)

The shareholders also approved the amendment to the Articles of Association to meet the requirements of Germany's Law on Corporate Integrity and Modernisation of the Right to Challenge (UMAG), which took effect in November 2005. It mainly concerns the allocated timeframe for the course of the Annual General Meeting.
(**For details, see Item 7**)

The Annual General Meeting appointed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, to audit the financial statements of the Company and of the Group for the 2006 financial year following the proposal of the Supervisory Board.

More than 4,000 shareholders and guests attended the 53rd Annual General Meeting of Deutsche Lufthansa in Cologne. 36.34 per cent of the equity capital was represented. Attendance was thus down significantly on the previous year (41.41 per cent).

Last modified: May 17, 2006

Dividend Announcement

17.05.2006

Dividend announcement for the financial year 2005

The Annual General Meeting of 17 May 2006 approved the distribution of the balance sheet profit for the 2005 financial year of EUR 228,960,000 to pay a dividend of EUR 0.50 per no par-value registered share.

The dividend will be paid out on 18 May 2006 after the deduction of 20% capital gains tax as well as 5.5% solidarity surcharge on the capital gains tax (total 21.1%) as follows:
In the case of registered shares in collective custody, the dividend will be paid out via Clearstream Banking AG, Frankfurt to the depositary banks at which the shareholders' accounts are held.

The payout for those shares which are still held in certificate form will be made on presentation of the dividend warrant No. 8 at the Company's cashier's office or at any of the branches of Dresdner Bank AG.

In the case of shareholders resident in Germany, the dividend will be paid out without any deduction for capital gains tax and the solidarity surcharge if shareholders have submitted a certificate of non-assessment issued by their local tax office to their depositary bank. The same applies in full or in part to shareholders who have submitted a withholding exemption certificate to their depositary bank, as long as the exemption amount stipulated on the form has not already been exhausted by other capital gains.
The amount of the reduction in corporate tax liability claimed in accordance with section 37 of the German Corporate Income Tax Law (KStG) is EUR 0.0155 per share.

Cologne, 18 May 2006

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Last modified: May 17, 2006

Mayrhuber: "Germany must speed up - we need more courage to accept change"

17.05.2006

Lufthansa chief calls for dismantling of investment hurdles and impediments to growth

Lufthansa Chairman and CEO Wolfgang Mayrhuber unveiled some pleasing news for shareholders at the Lufthansa Annual General Meeting in Cologne. "We are growing profitably, we are more flexible and have set the course for the future." The Group is well positioned and ideally equipped for coming challenges. "Lufthansa has immense potential for the future, the demand for mobility is still growing," said Mayrhuber. The sold financial basis of the Group, its strong brand and highly motivated staff constitute the best prerequisites for further success. The Lufthansa Chairman underlined the Group's strategic principles: "For us, profits have priority over revenues and market shares, not vice-versa. Every euro saved will be re-invested in attractive prices - to the chagrin of our competitors, in innovative products - to the benefit of customers, and in dividends - to the joy of our shareholders."

Shareholders are profiting from successful business developments over the past year. "50 years Lufthansa translates into a 50 cent dividend. That is an exceptional increase of 67 per cent." The stock market is honouring the Group's performance, observed Mayrhuber. "The share price is finally heading in the right direction. We intend to further strengthen the confidence of the capital market. Our share price still has potential to move further upwards."

In the 2005 business year, Lufthansa lifted its operating profit by more than 50 per cent to 577 million euros. All the business segments had contributed to the Group's success," Mayrhuber noted. "All posted an operating profit last year." Particularly pleasing were the developments at Thomas Cook and LSG Sky Chefs. "2005 was for both the year of the turnaround."

The Lufthansa chief was optimistic for the current business year and confirmed the forecasted operating profit target for the full year. It will be at least on the level of the previous year's figure, he said.

For the year 2008, Wolfgang Mayrhuber underlined that the Group is aiming for a result totalling one billion euros. "Our size of company requires profits of that dimension. They provide us with the necessary flexibility and financial resources for ongoing investments, with which to lastingly safeguard our future."

Wolfgang Mayrhuber emphasised the success of the strategy of operating as a full-line provider. With 51.3 million passengers in 2005, the airline had again surpassed the record passenger count in 2004. But Lufthansa would not rest on its laurels. "Our quality and innovation campaign will continue running at full steam." With new, better and more comfortable seats, the airline is appreciably upgrading the European fleet. Cooperation with SWISS has already turned out to be a good decision. "The synergy effects are coming through faster and more extensively than we originally thought. The Swiss carrier will break even this year," said Mayrhuber. "Our customers also appreciate the get-together." Lufthansa's commitment to the Star Alliance remains strategically important. The official admission of SWISS and South African Airways in April had rightly been celebrated. The world's biggest airline grouping is delighted to have acquired Shanghai Airlines last week as a new alliance partner in the Far East. "We will expand our position as the leading airline into and out of Asia. We are well poised and have strong partners."

At the AGM, Mayrhuber called for reliable operating conditions for the airline business. The Group is suffering particularly from licensing bureaucracy in Germany. "Air traffic is growing and we want that growth to occur with us and here in Germany. But while we are setting up halls for public hearings on expansion projects, an international airport is being built in Dubai." In Germany, Lufthansa is constantly coming up against investment hurdles and home-made impediments to growth. "It is evident that Germany is capable of more," said the Lufthansa Chairman. "We need less bureaucracy and instead more courage, more foresight, more speed and a greater willingness to accept change."

As a positive example of unbureaucratic cooperation between politics and industry, Mayrhuber cited the joint venture between Rolls Royce and Lufthansa on the construction of an engine maintenance services in Thuringia in eastern Germany. "It took just a year from the signing of the contract to the laying of the foundation stone. That is sensational, but sadly the exception," Mayrhuber said. The regional government in Thuringia and the local authorities have shown what is possible. "That

project is creating 500 competitive jobs. Were it to set an example in Germany, no one need harbour concerns about this Country's economic development." Air traffic is essential for the national economy. "We must therefore further the air traffic industry and not impede it. We need structural change and a modern approach from politicians in Brussels and Berlin."

Mayrhuber firmly opposed additional levies burdening the industry, such as the planned tax on airline tickets to fund development aid. The airline business of all is generating momentum for the poorest countries and even the developing countries themselves have come out against that special tax. "I'm against new levies to plug holes in the budget. Every euro the state rakes in is a euro less for investment and jobs. Whoever, like Lufthansa, trains and recruits staff, and has 70 per cent of its jobs in Germany although only 35 per cent of its customers come from Germany should not be unduly burdened."

It remains important for Lufthansa to be able react quickly to changes and challenges. "For that purpose, we have the necessary experience and we are flexible," Mayrhuber emphasised. New routes, additional frequencies, partnerships or acquisitions, like Fraport or SWISS - Lufthansa has learnt how to utilise those tools effectively. The course is clear. "Lufthansa will remain on the success path. We intend to grow profitably."

Note to news desks: Photos of the Annual General Meeting will be available during the course of the day at **http://media.lufthansa.com**

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: May 17, 2006

Voting results

53rd Annual General Meeting
Wednesday 17 May 2006 in Cologne, Kölnarena

Agenda	"yes" in per cent	"no" in per cent
2. Appropriation of the balance sheet profit for the 2005 financial year	99.95	0.05
3. Approval of Executive Board's acts for the 2005 financial year	99.86	0.14
4. Approval of Supervisory Board's acts for the 2005 financial year	99.66	0.34
5. Authorisation to issue convertible bonds and bonds with warrants attached, profit-participation rights and/or income bonds (or a combination of these instruments), cancellation of the previous authorisation to issue convertible bonds and bonds with warrant attached, creation of conditional capital and amendment to the Articles of Association	99.55	0.45
6. Authorisation to purchase own shares	98.18	1.82
7. Amendment to the Articles of Association to meet the requirements of Germany's Law on Corporate Integrity and Modernisation of the Right to Challenge (UMAG)	98.86	1.14
8. Appointment of auditors for the annual financial statements in the 2005 financial year	99.91	0.09

▷ back to overview

Last modified: May 17, 2006

Annual General Meeting
Report by Chairman of the Executive Board and CEO
Deutsche Lufthansa AG
Wolfgang Mayrhuber
in Cologne
on 17 May 2006

Embargo: End of speech

To be checked against delivery

Good Morning, Ladies and Gentlemen.

Dear Shareholders

I bid you very welcome to our Annual General Meeting in the Köln-Arena. A very good morning, also, to our shareholders following the AGM webcast on the Internet.

I'll be giving you all the details of your Company's position today. But let me begin with a piece of good news:

The news is that 50 years Lufthansa equals a 50-cent dividend. An exceptional increase of 67 per cent. We are very pleased about that.

2005 was a jubilee year. Lufthansa celebrated its 50th anniversary – with every reason, I think. The cause for celebration were the record passenger numbers, good developments in our results, and a clear lead for your company in the jubilee year with its immense importance for Germany as an economic base.

We surmounted all obstacles with an outstanding team performance. It is a pleasure to work with and for a magnificent and committed team. The success of our company stands or falls on the efforts and efficiency of our management and staff. And we have no

reason to be apprehensive on that score, since we have a crisis-proven and strong management, which is recognised in the industry, and a highly trained and dedicated staff. I think the 90,000 Lufthanseats deserve applause. Thank you.

Before I comment on the year's results, allow me to mention three overriding points which I consider important.

1. Your Company has immense potential for the future. The demand for mobility is rising and will continue to grow. It is simultaneously fuelling demand for the products and services of the Lufthansa Group.

2. Your Company is well poised and ideally equipped for future challenges. Our financial base is solid, the Lufthansa brand is stronger than ever. We have an incisive and pro-active management team which knows where to place the lever.

3. The strategic positioning is good and having effect.
   Principles are permanent. They include, for example
   - profits have priority over revenues
   - profits have priority over market share
   - we save in order to grow, not vice-versa
   - we are growing profitably
   - risks and headlines are not our thing – we leave that to others
   - and, Ladies and Gentlemen, we attach importance not only to our absolute results but also to the quality of our results.

Success is short-lived. We know that. And that's why the business result and values anchored in the Company are

decisive for sustainable development. We will continue on that path.

<u>And that takes us into the business year 2005.</u>

Ladies and Gentlemen, the year behind us was not only our jubilee year, it was also a "jubilant year". I'm somewhat more restrained on that point. But:

- It was businesswise indeed a successful year. In comparison with the previous year, we improved our results significantly. Operating profit in 2005 jumped to 577 million euros – an increase of more than 50 per cent.

- The airline raised capacity by 2.5 per cent and in the process lifted the seat load factor by one percentage point to 75 per cent.

- Passenger numbers reached an all-time high. Capacity utilisation hit a new peak. Customer satisfaction earned the highest marks.

- All the business segments did well.

That sky-high oil prices depressed our profits by about 840 million euros is a painful blow. But I'm pleased to say that even that enormous pressure did not affect us in the core. Because we had made provision. We are more robust and have moved things forward. We have become more agile and paved the way for future growth.

- Our financial base has become even stronger. Our equity capital has risen by half a billion euros to 4.5 billion euros.

We're conducting the Company's business affairs soundly, with circumspection and foresight.

- We have retained our investment credit rating. That is a treasured stamp of confidence in the finance industry, which has been awarded to only three of the world's airlines. In Europe, we are the only one.

- The share price, after a long, long time, is finally heading in the right direction. In 2005, it rose by 18.6 per cent and is continuing clearly upwards in 2006. We have earned the confidence of customers. We intend to further strengthen the confidence of the capital market. We want to show that we can be relied on. There's still potential for the share price to rise further upward. But Lufthansa is Lufthansa and cannot be compared with the rest of the industry.

- During the year, we also realised our savings targets.

- But we're not only saving: We are also investing. And where

  1. in price elasticity – to the chagrin of competitors
  2. in attractive products – to the benefit of customers
  3. in dividends – to the joy of our investors.

In 2005, that policy worked ideally.

We welcomed 51.3 million passengers on board our flights last year and again exceeded the previous year's record passenger count. Our quality and innovation campaign is running at full steam and earned Lufthansa a variety of industry awards. The customer satisfaction index is at a record level.

Our policy of operating as a full-line provider is paying off. We offer individual services for individual needs, tailored precisely to suit individual requirements as the occasion warrants.

Customers are full of praise for our Business Class, they are delighted with our First-Class service. The figures provide eloquent evidence that our premium product strategy is working. The number of First-Class passengers rose last year by 20 per cent.

The Lufthansa Private Jet Service rounds off our service portfolio further up at the top end of the range. The positive customer response has exceeded our expectations.

But Lufthansa is not only good, it is also good-value. Our bargain and taster fares have gone down well. The "betterFly" bargain fares we offer on Lufthansa flights across Europe are an important part of our strategy of gaining new and additional customers - the crane "is showing its teeth".

Competition is the spur. We are facing up to competition from any source and intend as well to exploit any additional growth potential – in all segments of the airline business.

We are continuing our quality offensive. In this year, for example, by equipping our European fleet with new, better and more comfortable seats.

Our hub management is another of our successes. We have turned our three hubs in Frankfurt, Munich and Zurich into the most punctual in Europe. That must stay that way. It is the best service to customers.

The major strategic move during the past year was the cooperation with SWISS. Lufthansa acquired a 49 per cent direct stake in the Swiss carrier in July 2005 and expects to complete a full takeover at the earliest at the end of 2006 after securing major traffic rights.

SWISS is working intensively and with great success on the implementation of its restructuring programme. Our expectations are being fully met and – as the chart behind me shows – are even being exceeded. The synergy effects from integration of SWISS are coming through faster and more extensively than we originally anticipated.

All in all, we are highly satisfied. SWISS will break even in the course of this year. The Swiss carrier is on the right road. Customer response is also entirely positive. Customers welcome the benefits of an integrated network. They appreciate the two airlines operating together while retaining their own identity as two individual brands.

Ladies and Gentlemen,

Our commitment to the Star Alliance is another strategic mainstay in our corporate policy. In April, we celebrated the official admission to the airline grouping of SWISS and South African Airways. Last week we signed an agreement with Shanghai Airlines, which is also on Lufthansa's initiative joining our alliance. A Star Alliance flight is now taking off every five seconds somewhere around the globe. We remain the world's Number One airline grouping.

Ladies and Gentlemen,

Of crucial importance for profitable growth is the ability to spot and assess in good time market opportunities. For that purpose, we sharpen our staff's sensibility for customer requirements:

- That's why we intensively weigh up growth markets and sources for new demand.
- That's why we try to remain on the alert to ensure early identification of new trends.
- That's why we further a quality mentality and innovative flair. The latter is essential for a sustainable strategy.
- We seek to eliminate operating risks. And that way, we create confidence among you our shareholders, among customers, among staff and partners.

Ladies and Gentlemen,

The airlines are not alone: The other business segments have performed well and successfully. All have scored points.

All of them concentrated in 2005 on their core competencies and profitability. With success, as we can see.

All of them returned an operating profit.

All expanded their customer base.

All launched new products in the market.

And the year was especially pleasing for Thomas Cook and LSG Sky Chefs. It was for both the year of the turnaround.

But first to Lufthansa Cargo. The company is operating with more drive and better quality. It is optimising its network and products, and trimming its organisation. Its results have developed gratifyingly in a difficult competitive environment. With virtually unchanged freight volumes, cargo yields from traffic services rose by ten per cent. That was largely due to rigorous cost management.

Cargo is well positioned in the Asian growth market. It was the first foreign airline to enter into a joint-venture agreement with a Chinese partner in setting up the Jade Cargo International cargo carrier. This is opening up new and excellent perspectives. Two Boeing 747-400 ERFs are scheduled to begin operations with the new airline in mid-year, four other freighters are on order.

At this point my thanks go to Jean Peter Jansen, who for years led the cargo carrier very consistently and successfully. May he enjoy his retirement. I must also thank Stephan Gemkow for his shrewd and careful management of the finance and human resources division at Cargo, who is now moving up to the Lufthansa Executive Board. I wish every success to his successor Dr. Roland Busch. He has the ability and expertise required for the new post. Of that, we are sure. I also welcome Karl-Heinz Köpfle, who is bringing years of experience as chief of CityLine to his new post on the Lufthansa Cargo Executive Board. He has worked before at Cargo. My Executive Board colleague Stefan Lauer (a Cargo old-hand) is taking over as interim Lufthansa Cargo chairman. We know the company is in good hands.

Lufthansa Technik improved its operating result last year by about 26 per cent. Our MRO company booked 350 new contracts, I think the figures speak for themselves. Lufthansa Technik gained

numerous interesting new clients and, thereby, not only increased external sales but laid the foundations for future growth. In order to secure its competitive footing, the MRO company initiated a new "Technik Perspektives" programme in 2005 to reduce costs and increase efficiency. Its aim is to achieve savings of 240 million euros by 2007.

Lufthansa Technik is also opening up new markets and bringing new customer fleets into the fold by entering into joint ventures. One example is the agreement with Rolls Royce on setting up a new N3 engine overhaul services centre near Erfurt in Thuringia in eastern Germany to provide maintenance services for modern jet engines. We chose Thuringia intentionally to show that you can invest in Germany and earn money, if all pull together which has happened in this case.

LHT signed another future-oriented joint venture accord with Air France Industries last November to supply components for the A380 fleet. The joint venture is based in Germany.

Lufthansa Technik is well and broadly poised, and ideally equipped to retain its lead in the MRO business against international competition in the future. To safeguard that lead, the company will further reduce costs in its home market Germany.

There is a fund of good news to report about LSG SkyChefs. I'm not only referring to one million menus, the catering group supplies daily to 270 airlines around the world. I' m talking principally of the turnaround. The focus on core business, the closure and consolidation of catering operations in the USA as well as the lowering of overheads are having effect. The group posted a

positive operating result again in 2005. After years of crisis and stagnation, we are even seeing growth prospects again, especially in Asia and Europe.

All that must be credited to immense efforts by LSG management, staff and trade union representatives, and – here – I must express my deepest thanks. Continue the good work – the direction is right.

Developments at Thomas Cook are very pleasing. The leisure travel group has achieved its recovery and returned to profit after four years of losses. The result improved overall by 281 million euros. The group is back on a solid business footing owing not least to concentration on the essentials. Peripheral activities such as the Aldiana club brand and the currency exchange offices in India were sold off.

The holiday carrier Condor celebrated its 50th anniversary last year and had every cause to celebrate the jubilee. After a tough and difficult rehabilitation phase, Condor is back on the ascent.

Again, I owe a debt of thanks to the management and all the staff at the Thomas Cook group for their exemplary commitment as a team in achieving the turnaround. The task now is to remain on that course.

Ladies and Gentlemen,

The year was also a successful one for our sixth business segment, our IT Services provider. Lufthansa Systems has further improved its competitiveness. It has positioned itself, worldwide, as a full-service IT provider for the aviation industry. It has laid the foundations for further growth with an array of new products, such

as the paperless cockpit, and international activities like the joint venture with Garuda in Indonesia or the expansion of production plants in Hungary and Poland, which bear out the dynamism, attractiveness and future viability of our IT systems group. The group converted a few weeks ago into a joint stock corporation in view of the rising importance, also in the public eye, and the constancy of this business segment.

All in all, we are satisfied with developments and results in our business segments. Though there's no question that we can and will improve further in the coming years.

Ladies and Gentlemen,

We as a company are globally positioned. The world is changing daily and so are the demands on our company. But we are ready for that. The aim of all considerations about the development of the company and its diverse range of products remains the customer. But that alone is not enough. Global success begins in the home market. And that's why we depend on reliable operating conditions in our German base and in the home market in Europe. Those conditions are not all they should be. We must insist on changes in the operating environment. Another point of particular concern is the licensing bureaucracy in Germany and the increasing call for a "tax on the rich". What do I mean by that? Air traffic is growing and we want that growth to occur with us and here in Germany. After all, that creates jobs and generates value. For that, we require an adequate infrastructure including an additional runway in Munich and another in Frankfurt. The licensing procedure for such projects drags on for years on end. That costs time. Above all, it costs

money and nerves. It is damaging Germany as an air traffic base and slowing the development of your company, dear shareholders.

While we in Germany are setting up halls for public hearings, international airports are under construction in Dubai. Before completing expansion of the existing international airport to increase its capacity from 20 to 60 million passengers, they are already mixing the concrete there for the next major airport. That airport is to be twice as big as Frankfurt.

Here in Germany, in contrast, we're always coming up against investment hurdles and home-made impediments to growth. We cannot fully grasp the opportunities that arise.

- When a company like Fraport has to spend about 150 million euros on licensing procedure management for an expansion project (the cost of almost half a runway), that disadvantages not only the Airport but also its home carrier

- Whoever like Fraport must pay 25 million euros in consulting fees and a rental of 3.5 million euros alone for a hall for a public hearing on expansion plans. Whoever must fork out 6 million euros alone to meet the printing costs of planning approval documentation – will not exactly have an easy task in facing up to international competition.

- Or when, as in Berlin, the amalgamation of the city's three airports (Tegel, Tempelhof and Schönefeld) for construction of the new BBI international airport is finally agreed only for the airport opening hours to be reduced in a counter-move, then we are robbing ourselves from the outset of decisive, future opportunities.

Ladies and Gentlemen,

Even if some may not want to admit it: Air traffic is the most economical and ecological transport mode over distances of more than 400 kilometres. It is without doubt the most future-oriented system: 3 kilometres of rail track or 3 kilometres of a highway take you a distance of exactly 3 kilometres. 3 kilometres of a take-off runway take you around the world.

The 3-litre aircraft is already flying, it confines the noiseprint to the airport and its immediate surroundings. And technology has further progress in store. We will become even quieter. We are still far from exhausting the technical possibilities.

The impression is sometimes given that air transport is for the elite. That is mumbo-jumbo, it's old hat. Air transport today is utilised by all sections of the population. It is essential for our economy. Therefore: air traffic must be furthered, we ought not to impede it or leave it third parties. Do we want to link Europe into the world or be linked in by external operators? That is the question here. We need structural change and a modern approach by political decision-makers in Brussels and Berlin.

- Why do we have 59 air traffic control centres in Europe, when 2 or 3 would suffice?

- Why are attempts being made to burden our industry with new taxes, when our fees are already over-paying for our infrastructure?

- Why the talk of a tax on airline tickets to fund development aid – when air traffic is generating momentum in the poorest

countries and the developing countries themselves have come out against such a tax?

- Why must air passengers pay for security checks when demonstrators in Gorleben and elsewhere are taken care of – for free - and provided with police protection.

Ladies and Gentlemen,

At the moment, the opportunities for our industry are seemingly totally underestimated. To bring that home is a task we will willingly take on. I hope that it will be worthwhile doing that and not simply remain a useless exercise.

Occasionally, our hopes rise: The aviation summit in Salzburg last week gave reason to hope that the EU Commission is taking greater note of our industry. And I personally have only recently experienced that a project in Germany can be implemented quickly and unbureaucratically. In early May, we laid the foundation stone for the joint venture I've already mentioned between Lufthansa and Rolls Royce in Thuringia. From the signing of the contract to planning approval, issuance of a construction licence and the laying of the foundation stone – all that was completed in the space of a single year. That is sensational. That project is creating 500 jobs.

If that could set an example in Germany, we'd need to harbour no concerns about this Country's economic development.

<u>Schlussworte:</u>

In conclusion, Ladies and Gentlemen,

Where are we going?

Lufthansa will remain on the success path.

We are well equipped for the changes that will continue to confront us. We have the necessary experience, we are flexible. We stand by tradition and innovation, we are pursuing proven paths and venturing onto new ones. We have learnt to apply diverse tools systematically. Our course is clear: We intend to grow profitably.

1. With new routes, additional frequencies, new customers or
2. through new products or
3. through acquisitions such as Air Dolomiti or SWISS
4. or through new alliance partners
5. or joint ventures such as that with Jade Cargo.

For 2006, we have again set ourselves ambitious objectives. After last year's record passenger numbers, we again increased the passenger count in the first quarter 2006. And April is looking promising, too.

Despite the headwind from the fuel sector and tough competition, we are aiming to at least repeat over the year our year-earlier result. And what is more: we intend to achieve an operating result of one billion euros in the year 2008. We will continue doing solid work to justify your confidence in the future. You can rely on that.

I must thank your, dear shareholders, for your attention. I am looking forward to answering your question and ask you to approve

the AGM motions. Stay with us, we merit your trust.

Auf Wiedersehen in Berlin!

Countermotions to the 2006 Annual General Meeting

Dear Shareholders,

Since the AGM was convened, we have received the shareholder motions listed below which we make accessible in the order of receipt, as set forth in the provisions of statute.

Unless they are merely designed to reject management proposals, the shareholder motions are marked by letters to facilitate the issue of instructions. If you wish to issue instructions for these shareholder motions, please mark them on the registration form, page 4 or, on the appropriate website, check the fields concerned under the heading "Shareholder motions".

Nevertheless, please remember to indicate your voting intention, so that your voting right can be exercised even if the shareholder motion concerned is not tabled at the AGM, is withdrawn or is not voted on for other reasons.

The other motions that merely reject management proposals do not bear a letter. If you wish to express your agreement with these motions, you must vote "Against the Management proposal" on the agenda item concerned.

If you have already issued a proxy with instructions, you can, if required, still change them at any time before the close of instructions on 16 May 2006, 15:00 hrs.

Countermotions

1. Shareholder motion by **Mr Ingo Weiß**, Akazienstraße 41, 73773 Aichwald

On item 4 of the agenda:

"That the Supervisory Board be denied formal approval of its acts.

Reasons:

At the 2004 Annual General Meeting, Frank Bsirske, deputy chairman of the Lufthansa Supervisory Board, was denied formal approval of his acts and was, incidentally, the only member of the Supervisory Board to be affected this way. Bsirske received only 41.71 per cent of the votes, whereas all other members were each confirmed with over 95 per cent. Nonetheless, Bsirske continued to sit without any embarrassment in the Supervisory Board - the Lufthansa Supervisory Board returned double-quick to business as usual. To date, no news of any efforts or legal steps of the Supervisory Board to move or pressure member Bsirske to resign have reached public notice. True to the motto: You scratch my back ... All the same, such inaction means a complete disregard of the votes of a majority of Lufthansa shareholders."

2. Shareholder motion of **Mr Diedrich Müller**, D-26340 Neuenburg

On item 2 of the agenda

Motion A

"Persons, both of us have provided evidence of our capacity as shareholders by quoting the above shareholder's number and would like to submit a motion on the above agenda item to the effect that the dividend, contrary to the proposal contained in the above-mentioned invitation, should not be distributed in euro currency, but that the funds earmarked for distribution be employed instead to purchase shares in the above-mentioned Reederei firm (Herbert Ekkenga AG, a shipping company, with ISIN 828830 and registered office in Bad Zwischenahn) and that the shares purchased in this way be distributed to the shareholders of the above Lufthansa company employing a lot-drawing procedure having the effect that each share in the above-mentioned Lufthansa company will, with equal probability, be accounted for by one share in the above-mentioned Reederei firm

and could

back our motion by submitting that we prefer a share in the above-mentioned Reederei firm

because each of its shares will enable both of us to welcome supervisory board, executive board and other persons at annual general meetings of the said Reederei firm."

Comments of management on shareholdermotions

On profit appropriation

Distribution of net income in the form of a cash dividend is a general practice. The shareholders are free to use the distributed dividend to acquire shares in other companies.

Granting discharge of the Supervisory Board

The Annual General Meeting 2003 had insisted on individual grants of discharge for Supervisory Board members and, in doing so, declined to approve the acts of Mr Bsirske, arguing that he had been exposed to a conflict of interest when the ver.di union inflicted financial losses on Lufthansa AG with the strike in the public service in December 2002. Germany's Stock Corporation Act, however, does not provide for sanctions of any kind in the case of a refusal of discharge. Mr Weiß must apply to Parliament if he wishes to have anything changed in this respect.
Regardless of this, what is concerned at the AGM 2006 is the grant of discharge for the 2005 financial year, so that the shareholder motion tabled by Mr Weiß is no longer relevant.

The management considers the shareholder motions to be without foundation and adheres, therefore, to its proposals for resolutions. Executive Board and Supervisory Board suggest a vote against the motions.

▷ **back to overview**

Last modified: May 16, 2006

Notification under Section 15a WpHG (Directors' Dealings)

§ 15a of the German Securities Trading Act (WpHG) requires members of the Executive and Supervisory Board as well as comparable company executives of Deutsche Lufthansa AG to disclose transactions in Lufthansa shares or relating financial instruments once their value exceeds in aggregate the sum of EUR 5,000 by the end of the calendar year. Natural persons and legal entities closely related to the aforementioned persons are subject to the same obligation. We will publish the relevant obligatory disclosures on this page.

LH Performance 2005

- **Lufthansa Executive Board participates in "LH Performance 2005"**

Disclosures

- **Click here for the Directors' Dealings disclosures (in German language)**

Last modified: May 16, 2006

Lufthansa Executive Board participates in "LH Performance 2005"

All three members of the Lufthansa Executive Board have taken part in the Lufthansa performance programme "LH-Performance 2005". Wolfgang Mayrhuber (Chairman and CEO) and Stefan Lauer (Chief Executive Aviation Services and Human Resources) invested their own existing Lufthansa shares in the performance-related scheme, CFO Dr. Karl-Ludwig Kley participated by acquiring additional shares on the stock market.

Carsten Spohr and Carl Sigel, both members of the Airline Board, have also opted to invest in "LH-Performance 2005"; Carsten Spohr by investing his own existing shares, Carl Sigel by buying additional Lufthansa shares on the stock market.

November 2005

LH Performance

- **More information on the performance programme "LH-Performance"**

Last modified: May 16, 2006

Lufthansa lifts Group result and confirms outlook

11.05.2006

Wolfgang Mayrhuber: "We must act today to be winners again tomorrow"

Lufthansa put in a sturdy performance in the first three months of 2006 despite record-level oil prices. In the traditionally weak first quarter, the Group result improved by 15.5 per cent to EUR -98m. The operating result totalled EUR -75m (previous year: EUR -26m EUR). Adjusted for changes in the group of consolidated companies, the operating result would have been EUR -47m. "The result is in line with our expectations. The first quarter is normally weak in the airline business," said Lufthansa Chairman and CEO Wolfgang Mayrhuber, presenting the quarterly figures. "Lufthansa is staying on course despite a headwind. Even with an oil price of more than 70 dollars per barrel, our strategy is helping with innovative products to convince and gain new customers." The Lufthansa Chairman is looking confidently to the full year and is still expecting an operating result at least on a level with the previous year's (2005: EUR 577m).

Lufthansa will continue pursuing its strategy of offering attractive prices coupled with the highest quality. It has since April been offering round-trip fares starting at EUR 99 on flights from Germany to all European destinations. The response is highly positive. Lufthansa has also made gains in premium business: Following its great success in Central Europe, the Lufthansa Private Jet service is now also available for flights to and from airports in the entire Russian Federation.

The integration of SWISS is making good headway, Mayrhuber observed. "Our customers are profiting from coordinated flight schedules, the integrated Miles & More frequent flyer programme and the joint presence of the two airlines at an increasing number of airport terminals."

The Group has reached a major milestone in the restructuring of its LSG Sky Chefs catering arm in North America. Changes in the pay settlement and long-term lease agreements will save around 50 million dollars yearly.

Wolfgang Mayrhuber underlined that the Group will remain focused on rigorous cost management and increasing flexibility. "The fuel price has more than doubled in the past two years. That shows how important it is in our industry to act with foresight in improving the cost structure and productivity. We must act today so as to be among the winners again tomorrow."

The action plan, launched in 2004 and designed to improve earnings by EUR 1.2bn by year-end, is working successfully to plan, the Chairman emphasised. Sustainable savings totalling EUR 985m had been realised by the end of March, he noted.

Lufthansa will continue beyond 2006 to seek possibilities of strengthening its clout. "We save in order to grow, not vice-versa. We are re-investing savings in new routes, new products and attractive prices. And that is creating perspectives for all: for our customers, for our shareholders and for the people employed by the entire Group," said Mayrhuber.

First-quarter 2006 in figures

In the first three months, Lufthansa Group revenues rose year-on-year by 13.9 per cent to EUR 4,4bn. This and all other figures are only partly comparable with the previous year's results owing to changes in the group of consolidated companies including the first-time inclusion of the Eurowings group. Traffic revenue was up by 12.9 per cent to EUR 3.4bn.

Operating expenses rose in parallel with the increased revenues to EUR 4.8bn. Aside from the enlarged group of consolidated companies, the increase in expenses is attributable principally to the high oil price. During the quarter, the Group spent EUR 751m on aircraft fuel, an increase on the year of EUR 293m or 64.0 per cent. Had it not been for successful hedging, the fuel bill for the airlines in the Group would have been EUR 29m higher.

The first-quarter operating result came to EUR -75m (previous year: EUR -26m). A distinct improvement in the financial result improved the Group result: The net loss for the quarter was down by EUR 18m to EUR -98m.

Capital expenditure during the term totalled EUR 612m, of which EUR 145m went on aircraft. The cash flow from operating activities amounted to EUR 290m. Net indebtedness, which stood at EUR -

74m at the close of the quarter, was much on a par with the year-earlier figure.

		1. Quarter 2006	1. Quarter 2005	Percentage change
Revenue	EUR m	4,446	3,903	+ 13.9
of which traffic revenue	EUR m	3,364	2,979	+ 12.9
Profit from operating activities	EUR m	- 46	- 29	- 58.6
Group result	EUR m	- 98	- 116	+ 15.5
Operating result	EUR m	- 75	- 26	- 188.5
Capital expenditure	EUR m	612	480	+ 27.5
Cash flow	EUR m	290	133	+ 118.0
Employees (as of 31 March 2006)		92,616	89,939	+ 3.0
Earnings per share	EUR	- 0.21	- 0.25	+ 16.0

Interim Report

> **Here you will find the Interim Report and more information on the first-quarter result.**

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Last modified: May 16, 2006

Lufthansa improves first-quarter net result to EUR -98m

10.05.2006

The Lufthansa Group closed the first quarter 2006 with revenue of EUR 4.4bn (Q1 2005: EUR 3.9bn) and an operating result of EUR -75m (Q1 2005: EUR -26m). The net result for the quarter totaled EUR -98m (Q1 2005: EUR -116m). When comparing these figures with those of the previous year, the enlarged group of consolidated companies through inclusion of the stake acquired in AirTrust (SWISS Holding) in May 2005 and the companies in the Eurowings group have to be taken into account.

Lufthansa will publish detailed information on its First Interim Financial Statements 2006 on May 11th, 2006. The data will be released on the internet at **www.lufthansa-financials.com** at 08:30 a.m. CEST.

Deutsche Lufthansa AG
Investor Relations
Frank Hülsmann, Tel. +49 69 696 90997, Fax +49 69 696 90990
Email: **investor.relations@dlh.de**

10 May 2006

Last modified: May 16, 2006

Lufthansa Investor Relations

Monatsbericht 04/2006

- Investor Info
- Verkehrszahlen

Investor Info

Auslastung April 2006 im Vergleich zum Vorjahr



80
75
70
65
60
55
50
in %
74,3
74,5
66,6
66,6
71
70,7
2005
2006
SLF
Cargo NLF
Konzern

Zahl der Fluggäste steigt auf 4,5 Millionen
Im April 2006 konnten die Lufthansa Passage Airlines 4,5 Millionen Fluggäste an Bord begrüßen, das waren 2,4 Prozent mehr als vor einem Jahr. Bei unverändertem Angebot wurde der Absatz in verkauften Sitzkilometern um 0,3 Prozent gesteigert. Entsprechend verbesserte sich der Sitzladefaktor leicht auf 74,5 Prozent.

Besonders erfreulich entwickelte sich das Verkehrsgebiet Europa. Das Angebot wurde um 3,7 Prozent ausgeweitet. Der Absatz nahm – gestützt durch das betterFly-Konzept - mit 7,2 Prozent deutlich stärker zu. Dies ließ den Sitzladefaktor um 2,1 Prozentpunkte auf 66,3 Prozent ansteigen. Im Verkehrsgebiet Amerika blieb das Angebot wegen Kapazitätsreduzierungen auf den Südatlantik-Strecken um 3,6 Prozent unter Vorjahr. Die Auslastung hielt sich leicht über Vorjahr (+0,3 Prozent), da der Absatz nur um 3,1 Prozent zurückging. Dem reduzierten Angebot stand eine Zunahme der Passagiere (+1,6 %) und eine Verbesserung des Passagier-Mix gegenüber. In den Verkehrsgebieten Asien/Pazifik und Nahost/Afrika verzeichnete Lufthansa bei geringfügig ausgeweiteten Kapazitäten einen leichten Absatzrückgang. Demzufolge blieb die Auslastung in Asien/Pazifik mit 79,8 Prozent (-1,2 PP) und in Nahost/Afrika mit 70,1 Prozent (-1,3 PP) leicht unter Vorjahr.

Lufthansa Cargo transportierte im April 146.000 Tonnen Fracht und Post (+0,7 %). Die um 3,4 Prozent ausgeweitete Kapazität konnte voll im Markt abgesetzt werden. Der Absatz stieg ebenfalls um +3,4 Prozent auf 676 Mio. Tonnenkilometer so dass die Auslastung auf Vorjahresniveau von 66,6 Prozent gehalten wurde.

Die Gesamtauslastung des Konzerns (Passage und Fracht) blieb mit 70,7 Prozent (-0,3 PP) nahezu auf Vorjahresniveau.

Lufthansa und Lufthansa Cargo erhöhen Treibstoff-zuschläge
Wegen der auf Rekordhöhe gestiegenen Rohölpreise haben Lufthansa und Lufthansa Cargo die Treibstoffzuschläge angehoben. Ab Verkaufsdatum 5. Mai gilt für interkontinentale Flüge der Lufthansa Passage Airlines ein Zuschlag von 62 Euro (bisher 52 Euro) pro Streckenabschnitt. Kurz- und Mittelstreckenflüge bleiben davon unberührt. Lufthansa Cargo erhöht den Treibstoffaufschlag zum 15. Mai auf 0,60 Euro/kg, nachdem das Unternehmen bereits zum 8. Mai den Aufschlag von 0,50 auf 0,55 Euro/kg angehoben hatte.

Lufthansa weitet Private Jet-Angebot aus
Aufgrund der guten Kundenresonanz bietet Lufthansa das Private Jet-Angebot nun auch für alle internationalen Flughäfen der russischen Föderation an. Lufthansa Private Jet ist neben Punkt-zu-Punkt-Flügen auch in Kombination mit einem Langstreckenflug über Frankfurt oder München buchbar.

SWISS und South African Airways neue Star Alliance -Mitglieder
Am 7. bzw. 10. April sind SWISS und South African Airways offiziell der Star Alliance beigetreten. Das Netzwerk erhöht sich damit auf insgesamt fast 15.500 tägliche Flüge zu 842 Destinationen. Nunmehr zählen 18 internationale Fluggesellschaften zur Star Alliance.

Grundsteinlegung für Triebwerks-Instandhaltung in Thüringen
Nach der feierlichen Grundsteinlegung durch Bundeskanzlerin Angela Merkel am 2. Mai im thüringischen Arnstadt hat N3 Engine Overhaul Services, ein Gemeinschaftsunternehmen von Lufthansa Technik und Roll-Royce plc., mit dem Bau der Fabrik und des größten deutschen Triebwerks-Teststands begonnen. Ab April 2007 werden zunächst rund 300 Mitarbeiter Großtriebwerke vom Typ Trent 500, 700 und 900 instand halten, wie sie u.a. beim Airbus A380 eingesetzt werden.

Thomas Cook verkauft kanadische Tochtergesellschaft
Am 1. Mai hat die Thomas Cook AG die Thomas Cook Travel Limited, Mississauga/Ontario, an den kanadischen Reisekonzern Transat A.T. Inc., Montreal Quebec verkauft. Die Veräußerung ist Teil der Konzernstrategie, die eine Fokussierung auf das Kerngeschäft in Europa vorsieht.

Hinweis
Am 11. Mai 2006 veröffentlichen wir den **Zwischenbericht zum 1. Quartal 2006**. An diesem Tag ist ab 8.30 Uhr der vollständige Bericht im Internet abrufbar.

Die **nächste Investor Info** mit den Verkehrszahlen Mai 2006 erscheint am 08. Juni 2006.

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Verkehrszahlen

Lufthansa Passage-Gruppe*	**April 2006**	**Ver. Vj.(%)**	**kumulativ**	**Ver. Vj.(%)**
Fluggäste in 1.000	4.457	+ 2,4	15.869	+ 2,5
Angebotene Sitzkilometer (Mio)	12.137	-0,0	45.628	+ 2,3
Verkaufte Sitzkilometer (Mio)	9.042	+ 0,3	33.108	+ 0,8
Sitzladefaktor (Prozent)	74,5	+ 0,2P.	72,6	- 1,0P.
Zahl der Flüge	51.602	-4,2	202.230	+ 2,0
Lufthansa Cargo AG	**April 2006**	**Ver. Vj.(%)**	**kumulativ**	**Ver. Vj.(%)**
Fracht/Post in 1.000 t	146	+ 0,7	556	- 0.6
Angeb. Fracht-Tonnenkm (Mio)	1.015	+ 3,4	3.784	- 1.7
Verk. Fracht-Tonnenkm (Mio)	676	+ 3,4	2.567	+ 1,7
Fracht-Nutzladefaktor (Prozent)	66,6	+ 0,0P.	67,8	+ 2,2P.
Zahl der Flüge	2.048	- 14,5	7.863	- 19,2
Lufthansa Konzern	**April 2006**	**Ver. Vj. (%)**	**kumulativ**	**Ver. Vj. (%)**
Angeb. Ges.-Tonnenkm (Mio)	2.245	+ 2,1	8.360	+ 0,5
Verk. Ges.-Tonnenkm (Mio)	1.587	+ 1,6	5.902	+ 1,2
Ges.-Nutzladefaktor (Prozent)	70,7	- 0,3P.	70,6	+ 0,5P.
Zahl der Flüge	53.650	- 4,6	210.093	+ 1,0

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Europa (inkl. Deutschl.)	**April 2006**	**Ver. Vj. (%)**	**kumulativ**	**Ver. Vj. (%)**
Fluggäste in 1.000	3.470	+ 2,5	12.275	+ 3,4
Angebotene Sitzkilometer (Mio)	3.717	+ 3,7	13.786	+ 6,1

Verkaufte Sitzkilometer (Mio)	2.466	+ 7,2	8.515	+ 6,1
Sitzladefaktor (%)	66,3	+ 2,1P.	61,8	+ 0,0P.
Fracht/Post in 1.000 t	59	- 2,5	231	- 2,7
Angeb. Fracht-Tonnenkilometer (Mio)	101	+ 39,4	383	- 0,7
Verk. Fracht-Tonnenkilometer (Mio)	42	- 0,1	166	- 1,1
Fracht-Nutzladefaktor (%)	42,0	- 16,6P.	43,4	- 0,2P.

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Amerika (Nord und Süd)	April 2006	Ver. Vj. (%)	kumulativ	Ver. Vj. (%)
Fluggäste in 1.000	502	+ 1,6	1.679	- 2,8
Angebotene Sitzkilometer (Mio)	4.380	- 3,6	15.427	- 2,7
Verkaufte Sitzkilometer (Mio)	3.440	- 3,1	12.022	- 4,1
Sitzladefaktor (%)	78,5	+ 0,3P.	77,9	- 1,2P.
Fracht/Post in 1.000 t	38	- 3,2	141	- 5,2
Angeb. Fracht-Tonnenkilometer (Mio)	359	- 7,9	1.302	- 9,0
Verk. Fracht-Tonnenkilometer (Mio)	251	- 2,8	938	- 3,6
Fracht-Nutzladefaktor (%)	69,9	+ 3,7P.	72,1	+ 4,1P.

Asien/Pazifik	April 2006	Ver. Vj. (%)	kumulativ	Ver. Vj. (%)
Fluggäste in 1.000	328	+ 2,0	1.284	+ 3,3
Angebotene Sitzkilometer (Mio)	3.136	+ 0,4	12.518	+ 5,2
Verkaufte Sitzkilometer (Mio)	2.502	- 1.1	9.851	+ 4.1
Sitzladefaktor (%)	79,8	- 1,2P.	78,7	- 0,8P.
Fracht/Post in 1.000 t	39	+ 11,2	147	+ 8,1
Angeb. Fracht-Tonnenkilometer (Mio)	473	+ 7,6	1.760	+ 2,8
Verk. Fracht-Tonnenkilometer (Mio)	335	+ 10,0	1.262	+ 6,3
Fracht-Nutzladefaktor (%)	70,9	+ 1,6P.	71,7	+ 2,4P.

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Naher Osten und Afrika	April 2006	Ver. Vj. (%)	kumulativ	Ver. Vj. (%)
Fluggäste in 1.000	156	+ 3,3	624	- 1,0
Angebotene Sitzkilometer (Mio)	902	+ 1,7	3.867	+ 0,7

Verkaufte Sitzkilometer (Mio)	632	- 0,2	2.700	- 3,2
Sitzladefaktor (%)	70,1	- 1,3P.	69,8	- 2,8P.
Fracht/Post in 1.000 t	9	- 1,4	37	- 0,5
Angeb. Fracht-Tonnenkilometer (Mio)	82	+ 2,6	339	+ 5,7
Verk. Fracht-Tonnenkilometer (Mio)	47	- 2,1	200	+ 2,2
Fracht-Nutzladefaktor (%)	57,7	- 2,8P.	59,1	- 2,0P.

* Deutsche Lufthansa AG + Lufthansa Regional 9. Mai 2006

Deutsche Lufthansa AG
Investor Relations
Tel. (0221) 826-2444, Fax -2286
Tel. (069) 696-90997, Fax -90990
E- Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.de**

9. Mai 2006

Letzte Änderung: 16.05.2006

Lufthansa

1st Interim Report
January – March 2006

EUR revenue

increase in average yields of
Lufthansa Passenger Airlines

EUR cashflow from
operating activities

Key data

Lufthansa Group overview*

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**4,446**	3,903	13.9
of which traffic revenue	€m	3,364	2,979	12.9
EBITDA	€m	**206**	222	– 7.2
Operating result	€m	**– 75**	– 26	– 188.5
Net profit/loss for the period	€m	**– 98**	– 116	15.5
Capital expenditure	€m	**612**	480	27.5
Cash flow from operating activities	€m	**290**	133	118.0
Total assets as at 31 March	€m	**19,227**	18,647	3.1
Net-indebtedness**	€m	**– 74**	– 95	22.1
Employees as at 31 March	number	**92,616**	89,939	3.0
Earnings/loss per share	€	**– 0.21**	– 0.25	16.0

* Previous year's figures only partly comparable due to changes in the group of consolidated companies.
** From the first quarter 2006, long-term securities serving as liquidity reserves and cashable at short notice have been included in calculation of net debt. The previous year's figures have been adjusted accordingly.

The interim report at 31 March 2006 was prepared in accordance with the rules of IAS 34, taking into account the standards applicable since 1 January 2006.

Date of disclosure: 11 May 2006

Traffic figures Lufthansa Passenger Airlines and Lufthansa Cargo

		January – March 2006	January – March 2005	Change in %
Passengers carried	thousands	11,442	11,131	2.8
Passenger load factor	%	71.8	73.3	– 1.5 P.
Freight/mail	thousand tonnes	410	415	– 1.0
Cargo load factor	%	68.3	65.2	3.1 P.
Available tonne-kilometres	millions	6,135	6,117	0.3
Revenue tonne-kilometres	millions	4,313	4,270	1.0
Overall load factor	%	70.3	69.8	0.5 P.
Number of flights		156,461	151,740	3.1

Contents

Dear shareholders,

in spite of oil prices being on the rise again, economic indicators point to robust international economic growth in the first quarter of 2006 that should continue throughout the year. Spurred on by this trend, the aviation industry got off to a correspondingly good start to the new year as demand for aviation services continued to firm up.

Lufthansa likewise profited from the cyclical trend. We were able to report year-on-year growth in passenger numbers and output. The operating result for the first quarter, traditionally weak, was EUR –75m (previous year: EUR –26m), but comparability with the previous year's results is limited due to changes in the group of consolidated companies. Without these changes, the operating result would have been EUR –47m. Net profit/loss for the period improved to EUR –98m (previous year: EUR –116m).

The share

In the first quarter of 2006, German stock markets kept up the previous year's positive trend. With good economic data and expectations of high corporate profits for financial year 2005, Germany's DAX index rose by 10.4 per cent in the quarter to a five-year high.

Lufthansa's share price trend (indexed on 30.12.2005)
in the first quarter of 2006 compared with the German DAX


120
110
100
90
Lufthansa
DAX
30.12. 2005
6.1. 2006
13.1.
20.1.
27.1.
3.2.
10.2.
17.2.
24.2.
3.3.
10.3.
17.3.
24.3.
31.3.

The Lufthansa share price rose to EUR 14.77, an 18.1 per cent increase and a marked improvement on the DAX performance. This price rise was basically triggered by a dividend proposal of EUR 0.50 per share and a positive operating outlook. After Lufthansa's 2005 results were published most analysts increased their target price for the share. On our website we publish a regularly updated review of analysts' reports.

At 31 March 2006 German investors held 75.2 per cent of Lufthansa's share capital. Second with 7.1 per cent were shareholders from the U.S.A. followed by investors from Great Britain with 5.1 per cent. Lufthansa's free-float comes to 100 per cent.

Important events in the first quarter

On 4 January 2006, Lufthansa repaid ahead of time from cash and cash equivalents a nominal EUR 699m of the 1.25 per cent 2002/2012 convertible bond (WKN 795 560). At present only EUR 51m of the bond is still outstanding. Due to differences between market value and carrying amount at the time of redemption, the repayment generated a EUR 28m financial return.

The squeeze-out initiated in August 2005 as part of the takeover of Swiss International Air Lines AG (SWISS) was completed successfully in January 2006. Lufthansa and the Almea Foundation now hold 100 per cent of SWISS shares via the Swiss company AirTrust AG. The private shareholders in SWISS affected by the squeeze-out were paid CHF 8.96 per share, or the same as shareholders who had sold their SWISS shares to AirTrust AG during the purchase offer. Swiss International Air Lines AG was delisted on 27 January.

As part of our strategy, we are about to develop with other companies an aviation network system along the value chain. To that end, we have increased our stake in airport operator Fraport to 9.3 per cent. At the AGM of Fraport shareholders on 31 May, Lufthansa chairman and CEO Wolfgang Mayrhuber will be nominated for election to Fraport AG's Supervisory Board. The aim of this equity holding is to play an active part in shaping the infrastructure needed to run an airline and to optimise costs, quality and efficiency.

Change in management

On 22 March 2006 Stephan Gemkow was appointed as Chief Financial Officer by Deutsche Lufthansa AG's Supervisory Board for a three-year term from 1 June 2006. Stephan Gemkow, Board Member Finance and Human Resources of Lufthansa Cargo AG since February 2004, is taking over from Dr. Karl-Ludwig Kley, who is stepping down as CFO on 31 May 2006 and is moving to Merck KGaA.

Action plan

We are continuing to work at full stretch on the action plan launched in 2004 to achieve sustainable cost reductions of EUR 1.2bn by the end of 2006. Savings of EUR 985m towards that total had been realised by the end of the first quarter.

Economic settings

The international economy continues to be on an upturn. Current cyclical indicators point to significant continued growth in the first quarter of 2006 in spite of higher oil prices. A further upturn is expected for the first quarter in the euro zone and Germany. The main growth drivers continue to be Asia, especially China, and the United States. More momentum has also come lately from Japan.

Oil prices continued to increase sharply in the first three months of 2006. From averaging USD 48/bbl in the first quarter of 2005, they swelled to an average of USD 63/bbl in the first quarter of 2006, a sharp increase of 31 per cent. By the end of the quarter the oil price had risen due to international political tension, such as the Iran conflict, to around USD 66/bbl.

The aviation industry has benefited from the ongoing positive cyclical trend and got off to a good start in 2006. Industry data for March indicate year-on-year growth of 5.9 per cent in passenger transportation and 5.2 per cent in freight transport.

Standards applied and changes in the group of consolidated companies

This interim report up to 31 March 2006 has been drawn up in accordance with the rules of IAS 34 and in compliance with the standards and interpretations applicable from 1 January 2006. We have otherwise used the same accounting and valuation methods as for the consolidated financial statements for the year 2005.

Compared with last year's first quarter the group of consolidated companies was extended to include AirTrust AG (SWISS is now wholly owned by AirTrust AG) and the Eurowings Group including Germanwings, in which Lufthansa acquired a majority voting interest at the end of 2005. In the Catering segment we have newly consolidated four companies, while five companies left the group of consolidated companies. See page 16 of this report and the segments affected for details.

Course of business

In the first quarter the Lufthansa Passenger Airlines and Lufthansa Cargo boosted sales (passenger and freight) by 1.0 per cent. Since capacity was increased only marginally – by 0.3 per cent, the overall load factor improved by 0.5 percentage points to 70.3 per cent.

Between January and March 2006 Lufthansa carried 11.4 million passengers, or 2.8 per cent more than in the previous year. The 3.1 per cent increase in capacity was not quite taken up by the market, with the result that the passenger load factor was down 1.5 percentage points to 71.8 per cent.

In the cargo business, the volume carried was down 1 per cent to 410,000 tonnes. Yet even with a 3.4 per cent cutback in capacity, we were able to lift sales by 1.1 per cent to 1.9 billion tonne-kilometres. The cargo load factor increased accordingly by 3.1 percentage points to 68.3 per cent.

Revenue

Traffic revenue was up EUR 385m, or 12.9 per cent, on the year to EUR 3.4bn. The main driver, along with the enlargement of the group of consolidated companies, was our policy of a market-oriented expansion of capacity with its positive influence on average yields in the first quarter of 2006. At the Lufthansa Passenger Airlines we were able to boost average yields by 8.5 per cent and at Lufthansa Cargo by 9.0 per cent on the year. Other operating revenue also rose sharply – by 17.1 per cent to EUR 1.1bn. The MRO segment accounted for EUR 509m of that increase, a growth rate of 22.1 per cent. The LSG Sky Chefs Group contributed EUR 409m, up 10.5 per cent on the year. Overall, revenue rose 13.9 per cent to EUR 4.4bn from EUR 3.9bn. Other operating income increased by 4.9 per cent to EUR 299m from EUR 285m.

Expenses

Despite successful cost savings achieved by the action plan, operating expenses increased to EUR 4.8bn (previous year: EUR 4.3bn). In addition to the larger group of consolidated companies, this was caused mainly by the higher cost of materials.

The cost of materials was up 24.3 per cent to EUR 2.4bn, with fuel as the main cost driver. We had to expend EUR 751m, or 64.0 per cent, more than a year ago on kerosene. Higher traffic out-

put was responsible for merely 1.7 per cent, but 44.8 per cent to higher prices, including hedging, while 17.5 per cent were caused by changed currency parities. Fuel price hedging achieved savings of EUR 29m in the fuel bill. Fees and charges were 16.4 per cent higher at EUR 668m among others due to the expansion in short-haul traffic on higher-fee routes for example from Hamburg and Dusseldorf.

At 31 March 2006 the Lufthansa Group employed 92,616 staff, 3.0 per cent more than the year before. Adjusted for changes in the group of consolidated companies, the number of employees would have been only 0.4 per cent higher than in the previous year. Staff costs were 7.6 per cent up at EUR 1.3bn on the year caused among others by provisions in connection with one-off payments arising from the restructuring at LSG Sky Chefs in the United States and higher income thresholds for social insurance contributions in Germany from 1 January 2006.

Result

In a traditionally weak first quarter the Lufthansa Group's result from operating activities was EUR –46m (previous year: EUR –29m). This decline was due mainly to the changes in the group of consolidated companies. The financial result improved by 23.3 per cent to EUR –79m from EUR –103m, due largely to a EUR 25m (59.5 per cent) increase in the contribution from subsidiaries, joint ventures and associates.

The result from operating activities and the financial result balance to a loss before income taxes of EUR –125m, or 5.3 per cent up on the previous year's EUR –132m. The net loss improved by 15.5 per cent to EUR –98m (previous year: EUR –116m).

Group fleet
Number of commercial aircraft as at 31.3.2006

Manufacturer/Type								Change		Share
	Lufthansa	Lufthansa Cargo	CityLine	Air Dolomiti	Germanwings*	Eurowings*	**Group**	vis-à-vis 31.3.2005	vis-à-vis 31.12.2005	thereof Finance/ Operating Lease
Airbus A300	14	–	–	–	–	–	14	–1	–	–
Airbus A310	5	–	–	–	–	–	5	–1	–1	–
Airbus A319	20	–	–	–	17	–	37	+17*	–	13
Airbus A320	36	–	–	–	3	–	39	+3*	–	3
Airbus A321	26	–	–	–	–	–	26	–	–	1
Airbus A330	12	–	–	–	–	–	12	+2	–	2
Airbus A340	39	–	–	–	–	–	39	–1	–	1
Boeing 747	30	–	–	–	–	–	30	–2	–	2
Boeing 737	63	–	–	–	–	–	63	–	–	2
MD 11F	–	19	–	–	–	–	19	–	–	–
Canadair	9	–	62	–	–	8	79	+7*	–	17
BAE 146	–	–	–	5	–	14	19	+19*	+1	18
AVRO	–	–	18	–	–	–	18	–	–	13
ATR	–	–	–	14	–	15	29	+13*	–3	21
Total	**254**	**19**	**80**	**19**	**20**	**37**	**429**	**+56**	**–3**	**93**

Leasing rate Lufthansa Group: 22 %
* Newly included in the group of consolidated companies

Assets and financial position

The EUR 19.2bn Group's assets at the end of the first quarter of 2006 were on a par with the 2005 year-end assets. There was a EUR 393m shift from short- to long-term assets. Among long-term assets, financial assets in particular showed a EUR 496m increase due to investment in the first quarter, whereas fixed assets were down EUR 96m due to depreciation. Among short-term assets, cash and cash equivalents decreased to EUR 1.1bn whereas short-term accounts payable grew by EUR 575m on the year's end for accounting-related reasons. Long-term assets thereby increased to 66.1 per cent of the balance sheet total from 63.9 per cent at the end of 2005.

On the liabilities side, shareholders' equity, including minority interests, declined slightly – by EUR 50m – on the end of 2005 and now totals EUR 4.5bn. The reason for this decline, given a countervailing positive change of EUR 182m in the market value of financial instruments, was for one the EUR 95m net loss for the quarter after taxes and for another the cutback in the premium from the issue of conversion options in connection with the 2002/2012 convertible bond. EUR 102m in pro rata discount had to be booked out as the corresponding conversion options were bought back in the January 2006 convertible bond repurchase.

The equity ratio is almost unchanged at 23.3 per cent compared with 23.5 per cent at the end of financial year 2005.

The Group's net assets including long-term liquidity reserves of EUR 500m totalled EUR 74m at the end of the first quarter 2006. This was EUR 69m down compared to year-end 2005, including EUR 150m long-term liquidity reserves. Gearing, including pension provisions, amounted to 90.1 per cent (year-end 2005: 85.8 per cent).

Cash flow and capital expenditure

In spite of the negative result of the first quarter a positive cash flow from operating activities of EUR 290m (previous year: EUR 133m) was generated. First-quarter gross capital expenditure totalled EUR 612m, of which EUR 145m was in aircraft repair and overhaul work and advance payments on aircraft. EUR 414m was invested in financial assets, of which EUR 350m was in long-term securities – long-term liquidity reserves – and EUR 51m in acquiring a larger stake in Fraport AG. As the gross capital expenditure was financed mainly by asset disposals and the sale of short-term securities held as cash and cash equivalents, only EUR 127m (previous year: EUR 380m) was used for investment activities in the first quarter of 2006. A total of EUR 842m was required for financing activities, i.e. scheduled debt repayment, EUR 699m in redemption of the convertible bond in January 2006 and current interest payments, with the result that cash and cash equivalents were down EUR 680m. The same quarter last year saw a EUR 182m net inflow from financing activities with the result that cash and cash equivalents showed an overall decline of merely EUR 65m. The internal financing ratio in the first quarter was 47.4 per cent (previous year: 27.7 per cent).

Major events occurring after the reporting period

Deutsche Lufthansa AG placed on 26 April a 500m euro-benchmark bond with a seven-year term at an issue price of 99.742 per cent, paying interest at 4.625 per cent. The issuing yield was 4.669 per cent. The issue was oversubscribed six fold. The bond has been traded on the Frankfurt stock market since 8 May. The proceeds are to be used by the Group for general financing purposes.

We have reached an important milestone in restructuring LSG Sky Chefs in North America. In mid-April, US employees agreed to an extraordinary amendment to the wage agreement that will lead to annual savings of around USD 50m in staff costs. A further cost reduction of around USD 4m a year was achieved by amendments to or cancellation of long-term rental agreements.

Outlook

Economic experts predict the international economic upturn to continue in 2006 and 2007 and are also forecasting higher year-on-year economic growth for the euro zone and Germany. All Lufthansa Group companies stand to benefit from this trend. The high oil price will continue to weigh heavily, however, because no signs of a reversal of the price trend can be assumed. What is more, the Group's market environment is characterised by fierce competition and resulting pressure on prices and revenues. Lufthansa will continue to pursue its programmes to boost productivity and profits and therefore reconfirms its forecast of a 2006 operating result at least on a par with the previous year. Since the date on which SWISS will be totally integrated is not yet known, we have not taken the consolidation of SWISS into consideration.

The business segments

Segment Passenger Transportation

Passenger Transportation *

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**2,917**	2,566	13.7
Segment result	€m	**– 87**	– 83	– 4.8
Operating result	€m	**– 113**	– 78	– 44.9
EBITDA **	€m	**41**	73	– 43.8
Employees as at 31 March	number	**37,502**	34,890	7.5
Passengers carried ***	thousands	**11,442**	11,131	2.8
Available seat-kilometres ***	millions	**33,494**	32,472	3.1
Revenue passenger-kilometres ***	millions	**24,044**	23,815	1.0
Passenger load factor ***	%	**71.8**	73.3	– 1.5 P.

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
** Before profit transfer from other business segments.
*** Lufthansa Passenger Airlines.

The Passenger Transportation segment's group of consolidated companies has changed in comparison with the first quarter of 2005. Deutsche Lufthansa AG, Air Dolomiti, Lufthansa CityLine and the Eurowings Group including Germanwings as well as – at-equity – Swiss International Airlines belong to this business segment. Comparison with the previous year's figures is limited accordingly.

The Lufthansa Passenger Airlines – Deutsche Lufthansa AG and airlines collaborating under the Lufthansa Regional brand (Air Dolomiti, Lufthansa CityLine, Eurowings, Contact Air and Augsburg Airways) – carried 11.4 million passengers in the first quarter of 2006. That was 2.8 per cent more than a year ago. Capacity was expanded by 3.1 per cent while sales went up 1.0 per cent only. Hence the load factor at 71.8 per cent was 1.5 percentage points down on the year.

Europe was the traffic region with the highest growth rate, with positive contributions made by additions to Eastern European services and by the betterFly concept in Hamburg and Dusseldorf. Passenger numbers rose by 4.0 per cent and sales by 5.8 per cent in all. Since capacity expansion was a little higher at 7.1 per cent, the passenger load factor fell 0.7 percentage points below the previous year at 60.1 per cent.

In the Asia/Pacific traffic region, Lufthansa was able to increase passenger numbers by 3.8 per cent and sales by 5.8 per cent. Supply grew 6.8 per cent on the year following the transfer of capacity from America to the Asia/Pacific area. Utilisation was down accordingly by 0.8 percentage points to 78.2 per cent.

In America, Lufthansa pulled 2.3 per cent of capacity out of the market in the first quarter of 2006. The number of passengers fell by 4.3 per cent, but this decline was offset by growth in the premium segment. Sales shrank by 4.7 per cent and the passenger load factor fell 2.0 percentage points to 77.5 per cent.

In spite of a slight increase (0.4 per cent) in capacity, performance declined in the Middle East/Africa traffic area. Passenger numbers dropped by 2.2 per cent and sales by 3.8 per cent. The passenger load factor at 69.9 per cent was 3.1 percentage points lower on the year.

Market-oriented capacity and yield management helped lift Lufthansa Passenger Airlines' yields by an average 8.5 per cent in the first quarter of 2006. As a result, and due also to changes in the group of consolidated companies, the business segment's traffic revenue grew by 13.6 per cent on the year to EUR 2.7bn. Total revenue increased by 13.7 per cent to EUR 2.9bn. Other segment income rose by 9.1 per cent to EUR 216m. In all, the Passenger Transportation business segment earned EUR 3.1bn in first-quarter segment income.

Expenses in the Passenger Transportation business segment increased by 13.1 per cent in the first quarter to EUR 3.2bn, with the cost of materials showing the highest growth of 20.5 per cent to EUR 1.8bn. Due to higher oil prices and changes in the group of consolidated companies, the airlines spent a total of EUR 633m, that is EUR 256m or 67.9 per cent more than in the previous year, on fuel. Fees and charges climbed by 18.5 per cent to EUR 596m due to changes in the group of consolidated companies, to the expansion of the fee-intensive short-haul services and to the higher security fees as a result of new EU regulations. In addition, air traffic control charges on routes to Asia increased significantly, especially in Russia.

Staff costs grew by 8.9 per cent to EUR 597m. At 31 March 2006, employee numbers were up by 2,612, or 7.5 per cent, to 37,502, of which the newly consolidated companies accounted for 1,997. More personnel and a one-off payment as part of the 2004 pay settlement led to a 6.9 per cent increase in wages and salaries, while social insurance contributions rose by 6.4 per cent from 1 January 2006 due to a higher income threshold.

Depreciation decreased by 10.5 per cent on the year to EUR 179m. Other operating expenses went up 5.9 per cent to EUR 624m. In spite of higher sales, agency commission costs were 1.3 per cent lower than the previous year.

Capital expenditure in the segment was at EUR 150m well below the previous year's EUR 245m (two Airbus A330s were taken into service in the first quarter of 2005).

In the traditionally weak first quarter, the Passenger Transportation segment's result remained virtually stable at EUR –87m (previous year: EUR –83m).

The operating result was EUR –113m (previous year: EUR –78m). Changes in the group of consolidated companies depressed the result by EUR 28m. The full year's operating result, excluding SWISS, is expected to exceed the previous year's provided that the positive development of the international economy is not impaired by higher oil price rises, geopolitical risks or pandemics.

Since 26 March, Lufthansa has been operating the 2006 summer timetable. Compared with the 2005 summer flight schedules, capacities have been stepped up by 1.5 per cent. On intercontinental services, the Asia traffic area leads the field with a 1.7 per cent capacity increase, followed by the Middle East/Africa with + 1.2 per cent. In the Americas capacities have been reduced by 1.3 per cent. In Europe, capacity was boosted by 5.0 per cent for the betterFly programme of Lufthansa flights from EUR 99 within Europe. After a successful launch in Hamburg the programme was extended to all Germany, the EU, Switzerland, Norway and Turkey.

The individual point-to-point services offered by Lufthansa Private Jet continue to be in brisk demand and are being extended accordingly. Along with the 1,000 destinations in Europe, flights have since April 2006 been available to all international airports in the Russian Federation.

The integration of SWISS is making swift progress. From the 2006 summer timetable, Lufthansa and SWISS services were further harmonised, especially on South American and South-East Asian routes. Check-in desks at major international hubs were merged. In addition, the SWISS frequent flyer programme was merged with Lufthansa's from 1 April 2006.

SWISS became a member of the Star Alliance on 1 April and South African Airways on 10 April. Their admission raises the membership base of the world's leading airline alliance to a total of 18 partner airlines around the globe.

Segment Logistics

Lufthansa Logistics Group

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**679**	612	10.9
Segment result	€m	**18**	6	200.0
Operating result	€m	**11**	0*	–
EBITDA	€m	**49**	52	– 5.8
Employees as at 31 March	number	**4,695**	4,854	– 3.3
Freight/mail	thousand tonnes	**410**	415	– 1.0
Available cargo tonne-kilometres	millions	**2,769**	2,866	– 3.4
Revenue cargo tonne-kilometres	millions	**1,891**	1,870	+ 1.1
Cargo load factor	%	**68.3**	65.2	+ 3.1 P.

* Rounded below € 0.5m.

Cyclical recovery in Germany and the continued positive trend in the international economy are readily apparent at Lufthansa Cargo. Volume transported in the first quarter may have been down slightly on the year to 410,000 tonnes (– 1.0 per cent), but sales grew in spite of a significant 3.4 per cent reduction of capacity by 1.1 per cent to 1.9bn tonne-kilometres. The load factor improved accordingly by 3.1 percentage points on the year to 68.3 per cent.

Business developed most pleasingly in the Asia/Pacific traffic region. The freight volume transported climbed by 7 per cent and sales by 5.1 per cent on the year. Against the background of a mere 1.2 per cent capacity increase, utilisation improved by 2.7 percentage points to 72 per cent. In Europe and the Americas, the load factor grew by 3.8 percentage points (Europe) and 4.2 percentage points. Capacity in Europe was reduced by 10.0 per cent, in the Americas it declined by 9.4 on the year, due mainly to the end of cooperation with US Airways. Sales fell in Europe by 1.4 per cent and in the Americas by 5.9 per cent.

In the Middle East/Africa traffic region, Lufthansa Cargo expanded capacity by a clear 6.8 per cent in the first quarter. Sales grew by 3.6 per cent. The volume transported was almost unchanged at –0.2 per cent. Utilisation decreased 1.9 percentage points on the year to 59.5 per cent.

Revenue rose to EUR 679m, which was EUR 67m or 10.9 per cent more than the previous year. The traffic revenue in the total climbed by EUR 59m or 10.2 per cent to EUR 638m. Positive currency effects, resulting largely from changes in the exchange rate of the euro to the US dollar (up 10.9 per cent on the year) and the Indian rupee (up 8.6 per cent on the year), higher fuel surcharges and

improvements in demand lifted yields 9.0 per cent. Other business segment income fell by EUR 12m to EUR 29m. In the previous year, Lufthansa Cargo's results profited from the sale of two Boeing 747 freighters. In all, segment income rose by 8.4 per cent to EUR 708m (previous year: EUR 653m).

Expenses for the business segment were up 6.6 per cent to EUR 690m, due mainly to higher oil prices. In detail, segment expenses were as follows:

The cost of materials rose by 10.2 per cent to EUR 465m. Fuel was at EUR 117m the main cost driver and Lufthansa Cargo had to expend EUR 36m more than in the previous year. Chartering costs were up EUR 9m on the year to EUR 225m, due mainly to the higher cost of marketing belly capacities on Lufthansa passenger aircraft. MRO expenditure shrank by EUR 3m to EUR 29m due to a new contract structure.

Staff costs increased by EUR 2m on the year to EUR 84m. Savings from cuts in the workforce, which was down 3.3 per cent to 4,695 on the reporting date, were countervailed by allocations to reserves and one-off payments arising from the 2004 pay settlements.

Other segment expenses were nearly all unchanged on the year. Completion of the fleet rollover reduced first-quarter capital expenditure to EUR 2m from the year-earlier EUR 21m.

In the first quarter, which tends to be weak, the cargo carrier's results were gratifying. Good pre-Easter business and positive cyclical impulses helped lift the segment result by EUR 12m to EUR 18m. The operating result was EUR 11m. Lufthansa Cargo is anticipating a full-year operating result which will, at best, be on a par with the previous year's level.

Lufthansa Cargo has prolonged for a year until the end of 2007 the Excellence + Growth programme initiated in 2004. Its aim is to achieve an operating result contribution of EUR 233m at year-end 2007 through further quality improvement, optimisation of processes and structures and stronger customer orientation.

The integration of SWISS is forging ahead in the airfreight business, too. As part of the process, Swiss World Cargo and Lufthansa Cargo Charter have signed a worldwide sales agreement.

On 31 March 2006, Lufthansa Cargo Chairman Jean-Peter Jansen stepped down for health reasons. Stefan Lauer, Deutsche Lufthansa AG's Chief Officer for Aviation Services and Human Resources took over as interim chairman. At the same time, Lufthansa AG CEO and Chairman Wolfgang Mayrhuber took over temporarily from Stefan Lauer as Supervisory Board chairman at Lufthansa Cargo AG. Karl-Heinz Köpfle, previously Managing Director of Lufthansa CityLine, joined the Lufthansa Cargo Executive Board on 1 April 2006 in charge of the newly created Operations Division.

Stephan Gemkow, Board Member Finance and Human Resources at Lufthansa Cargo AG, was appointed as Chief Financial Officer of Deutsche Lufthansa AG for a three-year term from 1 June 2006. Dr. Roland Busch, who is currently head of Corporate Finance at Lufthansa AG, has been appointed to the Executive Board of Lufthansa Cargo AG in charge of Finance and Human Resources, effective 1 June 2006.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**859**	778	10.4
Segment result	€m	**64**	77	– 16.9
Operating result	€m	**58**	73	– 20.5
EBITDA	€m	**85**	92	– 7.6
Employees as at 31 March	number	**17,759**	17,736	0.1

Recovery in world demand for maintenance, repair and overhaul (MRO) services continued in the first quarter of 2006 with ongoing pressure on prices. Lufthansa Technik got off to a good start in the new year, boosting revenue by 10.4 per cent to EUR 859m (previous year: EUR 778m). Inter-segment revenue fell by EUR 11m or 3.0 per cent to EUR 350m, due mainly to the relatively high base in the previous year, when much of Lufthansa's long-haul fleet was converted to the new Business Class. Moreover, a larger number of engine events accrued in the first quarter of 2005 than in the first quarter this year.

Business with non-Lufthansa Group customers was again strengthened significantly, with 138 additional contracts and 28 new customers, which are expected to generate a revenue volume of EUR 254m over the full year 2006. Lufthansa Technik is currently servicing 1,115 aircraft, worldwide, what is 11 per cent more than last year.

External revenue increased accordingly by 22.1 per cent or EUR 92m to EUR 509m. As a share of total revenue, it rose by 5.6 percentage points to 59.3 per cent. In all, the Lufthansa Technik Group earned segment income totalling EUR 894m (+ 8.8 per cent).

The cost reduction and efficiency programme "Technik Perspectives" initiated in 2005 is to continue in 2006. Its aim is to lower costs by EUR 240m on a permanent basis by 2007. In the first quarter of 2006, the savings already achieved increased cumulatively to a total of EUR 149m.

Segment expenses were nonetheless higher year on year, increasing by 12.5 per cent or EUR 92m to EUR 830m. The cost of materials made up the lion's share of EUR 445m. It was up EUR 85m or 23.6 per cent on the year. This large increase was due to building up material stocks for new aircraft types and for customers contracting Lufthansa Technik to supply materials and components for their fleets. Consumption of materials increased in keeping with sales.

Staff costs grew by EUR 11m (4.7 per cent) to EUR 244m, due in part to the one-off payment from the 2004 pay settlement. The size of the workforce, with 17,759 employees at 31 March 2006, remained roughly the same as in the previous year. Depreciation was up, by EUR 1m to EUR 18m. Other operating expenses fell by EUR 5m to EUR 123m caused by the cut-off date effects of asset evaluation. Capital expenditure in the MRO business segment was on a par with the previous year at EUR 22m and consisted mainly of new technical

equipment and an extra spare engine. It also includes outlay on construction work for the A380 Airbus maintenance hangar in Frankfurt, which is scheduled for use from 2007.

Lufthansa Technik was unable to match the previous year's very good result, which owed much to one-off special items. The segment result was down accordingly, as expected, by 13m to EUR 64m, while the operating result fell by EUR 15m to EUR 58m. In face of increasingly fierce competition and concomitant pressure on margins, Lufthansa Technik assumes that it will not quite be able to repeat its very good 2005 result.

Newcomers in the customer base in the first quarter 2006 were Italy's biggest no-frills carrier Wind Jet and Japan Transocoean Air, one of the country's major regional airlines. The Completion Center in Hamburg has obtained further contracts from Bombardier and Airbus to equip Challenger 850 and A318 Elite jets with executive interiors. Additionally, the foundation stone was laid for a new workshop to repair aero-engine blades for Aerofoil Services SDN.Bhd., a joint venture operated by Lufthansa Technik and MTO Aero Engines in Selangor Science Park in Kota Damansara in Malaysia. Construction also began in the first quarter on a jet engine overhaul facility housing Germany's largest jet engine test stand at Arnstad in eastern Germany for the N3 Engine Overhaul Services company, owned by Lufthansa Technik and Rolls Royce.

Segment Catering

LSG Sky Chefs Group

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**526**	484	8.7
Segment result	€m	**– 31**	– 28	– 10.7
Operating result	€m	**– 9**	– 14	35.7
EBITDA	€m	**– 11**	– 30	63.3
Employees as at 31 March	number	**28,240**	28,149	0.3

The Catering business segment's group of consolidated companies was enlarged on the first quarter of 2005 with the addition of LSG South America, Siam Flight Services Ltd. and LSG Sky Chefs (Thailand) Ltd., all of which were first consolidated in the second half of 2005. Compared with the first quarter of 2005, five companies no longer form part of the group of consolidated companies (see page 16 for details). That does not significantly impair comparability with the previous year's figures.

In the Catering business segment the previous year's positive trend continued in the first quarter of 2006. LSG Sky Chefs benefited from a higher demand for catering services mainly in Europe.

Revenue increased by 8.7 per cent on the year to EUR 526m, including inter-segment revenue up 2.6 per cent to EUR 117m. External business showed much stronger growth, with revenue up 10.5 per cent to EUR 409m. Above-average growth was achieved in the UK, Denmark and Italy, due mainly to higher volumes as a result of higher passenger numbers and the agreement signed with Virgin Atlantic in 2005. In the Americas, by contrast, sales decreased slightly, especially in North America, where a number of catering operations were shut down in the course of last year. In all, the Catering segment income in the first quarter of 2006 amounted to EUR 554m (previous year: EUR 523m).

The cost of materials grew by 10.0 per cent on the year to EUR 221m due to higher materials input resulting from higher volumes.

Staff costs rose by 9.1 per cent to EUR 251m, due mainly to one-off effects of restructuring in the United States. A EUR 20m provision was made for compensation payments to US employees. In return a new wage structure was agreed that will reduce staff costs in the US permanently by about USD 50m a year. The headcount in the business segment increased only slightly by 91, or 0.3 per cent, to 28,240, including the 387 employees of the newly consolidated companies.

Depreciation and amortisation decreased by 6.3 per cent to EUR 15m as fixed assets in the United States were reduced significantly on the year, with several facilities having been shut down last year and assets written off ahead of time. Other depreciation was on a par with the previous year. Other operating expenses fell by EUR 6m to EUR 98m, due mainly to a marked decline in exchange rate losses.

In all, the Catering segment expenses totalled EUR 585m (+ 6.2 per cent).

Capital expenditure in the business segment was 45.0 per cent down on the previous year at EUR 11m. In the first quarter of 2005 LSG Sky Chefs invested in a new facility in the UK. In the first quarter of 2006, preparations were made for the proposed new plant in Frankfurt. Work on the new facility is to begin in the second quarter, so capital expenditure can be expected to increase sharply over the full year.

The segment result for the first quarter was EUR – 31m (previous year: EUR – 28m). The operating result improved on the previous year by EUR 5m to EUR – 9m.

For the full year 2006, the LSG Sky Chefs group is expected to exceed significantly its positive 2005 operating result. This forecast is based largely on the lasting successes that the various cost reduction measures have achieved, and which will come into effect fully in the course of the year. That positive prospect is substantiated by rising revenue figures.

In March, LSG Sky Chefs UK booked a large in-flight management order for Thomsonfly, one of the UK's largest charter airlines. At the beginning of April, plans were announced to merge the French activities of the LSG Sky Chefs France subsidiary with those of Gate Gourmet S.A.S. The merger is intended to lay a firm foundation from which to become more competitive in the difficult French market.

Segment Leisure Travel

Thomas Cook AG

		1.11.2005 -31.1.2006	1.11.2004 -31.1.2005	Change in %
Revenue	€m	**1,108**	1,128	- 1.8
Result from operations (EBITA)	€m	**- 126**	- 145	13.1
Average number of employees	number	**19,463**	21,404	- 9.1

After a successful 2004/05 financial year, Thomas Cook AG's positive commercial development continued in the first quarter of 2006. Thanks to significant cost structure improvement in the past two years an above-average participation in the growth forecast for the tourist industry is planned in the year ahead. A crucial role will be played by economic developments in Europe, where growth is expected to be stronger than last year, and by the anticipated upturn in private consumption.

In the first quarter of financial year 2005/06 (1.11.2005 - 31.1.2006), the number of leisure travellers at 1.3 million - was 5.1 per cent lower than the previous year. Yet in Germany, Thomas Cook developed better than the market in general. The number of customers at tour operators (not including seat-only sales at Condor) increased in Germany by 2.7 per cent, while in the UK, the number of leisure travellers fell by 7.9 per cent on the year and in the "West" (France, Belgium, Netherlands) market by 13.6 per cent. However, in the international market they soared by 15.9 per cent.

The positive trend was maintained at Condor (Airlines Germany segment). The airline has extended its services significantly and carried 1.4 million passengers, or 9.8 per cent more than a year ago. Passenger numbers surged in both business with Thomas Cook tour operators (+ 14.0 per cent) and seat-only sales (+ 9.0 per cent). Seat-only sales now account for 36.0 per cent of Airlines Germany revenue.

With sales per guest higher, Thomas Cook's first-quarter revenue fell by only EUR 21m, or 1.8 per cent, to EUR 1.1bn. While revenue in Germany was almost unchanged (-0.1 per cent) at EUR 434m, it shrank by 3.5 per cent to EUR 332m in the UK and 8.5 per cent to EUR 188m in the "West" sales market. The encouraging trend in seat-only sales enabled the Airlines Germany segment to boost first-quarter revenue by EUR 23m to EUR 241m.

In spite of the high price of oil, expenses on leisure travel services was at EUR 863m slightly down on the year (-0.4 per cent). Higher fuel costs (EUR +27m) were countervailed by the lower costs (EUR -15m) incurred by Thomas Cook tour operators for flights operated by airlines outside the Thomas Cook group (EUR -15m).

Owing to the fall in revenue in the UK and "West" sales markets and the cost of high kerosene prices incurred by the group's airlines, gross yield decreased by 6.6 per cent to EUR 245m. The gross yield margin at 22.1 per cent was accordingly also slightly down on the previous year's 23.2 per cent.

Other operating income was up EUR 27m to EUR 68m, including one-off income from the sale of Thomas Cook India and the Porto Bay holding.

Other operating expenses, including staff costs and current depreciation, were down 2.2 per cent to EUR 439m. Staff costs grew by EUR 5m to EUR 207m due to higher pension contributions and performance-related pay components in the Airlines Germany segment. The sale of Thomas Cook India and staff reductions in Germany, along with the restructuring of distribution in the UK, were the main reasons why the average number of employees in the first quarter was down 9.1 per cent on the year to 19,463. Within the field human resources controlling, a new method is now used for assessing employee numbers. The previous year's figures were adjusted accordingly. Depreciation fell slightly from EUR 41m to EUR 40m. Other operating expenses totalled EUR 191m and were down EUR 14m on the year.

Thomas Cook invested EUR 8m in the first quarter (previous year: EUR 9m), with the focus on improving tourist infrastructure and computer systems. The negative cash flow from operating activities that is typical of the winter half-year improved by EUR 71m, or 32.4 per cent, to EUR - 149 m. Net indebtedness was further reduced against 31 January 2005 by EUR 457m, or 55.4 per cent, to EUR 369m. For seasonal reasons, this figure was EUR 90m higher than at the end of the financial year on 31 October 2005.

Because of seasonal factors, the result from operations (EBITA) between 1 November 2005 and 31 January 2006 was negative at EUR - 126m, which was a EUR 19m, or 13.1 per cent, improvement on the previous year. The segment result at-equity valuation was EUR -44m (previous year: EUR -50m).

In the German travel market, early booking discounts and the wider range of all-inclusive offers met with a strong response. Targeting the Thomas Cook brand at specific groups in combination with an appropriate product portfolio was well received in the market. At the end of February 2006, bookings for the full financial year were up 3.3 per cent on the comparable figure for the previous year. In Germany, bookings increased by 11.8 per cent, while falling in the UK by 1.9 per cent and in Western Europe by 3.4 per cent. After a good start to the new financial year, Thomas Cook looks forward confidently to the months ahead and expects to improve on the previous year's result in fiscal 2005/06.

Segment IT Services

Lufthansa Systems Group

		January – March 2006	January – March 2005	Change in %
Revenue	€m	**154**	145	6.2
Segment result	€m	**9**	10	– 10.0
Operating result	€m	**9**	10	– 10.0
EBITDA	€m	**17**	17	0.0
Employees as at 31 March	number	**3,321**	3,203	3.7

Lufthansa Systems is benefiting from the cyclical upturn in the aviation industry and expanded first-quarter business substantially with customers outside the Lufthansa Group. External revenue was up 18.2 per cent to EUR 65m, offsetting the 1.1 per cent decline in revenue with other Lufthansa companies. Between January and March 2006, IT Services' total revenue was EUR 154m (+ 6.2 per cent). Segment income totalled EUR 161m.

The cost of materials declined significantly due to the use of new technologies. It fell in the first quarter to EUR 7m from the previous year's EUR 10m. Staff costs were up 8.9 per cent to EUR 61m due to the higher number of employees (+ 3.7 per cent) and higher wages as a result of the 2004 pay settlement. Depreciation rose by EUR 1m to EUR 8m. Other operating expenses increased by 13.4 per cent to EUR 76m due largely to extra employment of non-company personnel for the FACE project. Segment expenses rose accordingly by 8.6 per cent to EUR 152m.

Segment capital expenditure was 10.0 per cent higher at EUR 11m due to development costs incurred mainly in connection with the FACE project.

The first-quarter result at Lufthansa Systems was on a par with the year-earlier level. The operating result fell by EUR 1m to EUR 9m. The segment result also fell to EUR 9m (previous year: EUR 10m). Pre-production costs for development work in connection with the FACE project and increased price pressures depressed the result. Over the full year, external revenue should offset the decline in inter-segment revenue. Higher development costs are expected to lead to an operating result that is slightly lower than in the previous year.

Lufthansa Systems will increasingly produce services in lower-cost countries to reduce unit costs. In addition, Lufthansa Systems is working in the FACE project on modernising its integrated MultiHost system solution. In recent years various sub-systems have been updated successively in this area. For Star Alliance, Lufthansa Systems is developing a booking system for business travel that is intended to reduce booking costs considerably.

Since 10 April 2006, the Lufthansa Systems group has traded as Lufthansa Systems AG, standardising its legal form with that of the other top-level business segment companies in the Lufthansa Group.

Service and Financial Companies

Service and Financial Companies

		January – March 2006	January – March 2005	Change in %
Other segment income	€m	**131**	90	45.6
Segment result	€m	**36**	24	50.0
Employees as at 31 March	number	**1,099**	1,107	– 0.7

The group of companies consolidated under Service and Financial Companies consists of Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training (LFT) and a number of finance companies. Revenue from training services (LFT) and credit card commission (AirPlus) is shown under other segment income along with income from holdings and asset disposals, while expenditure is booked under other segment expenses.

Segment earnings in the first quarter of 2006 totalled EUR 131m or EUR 41m more than in the previous year. The segment result improved by EUR 12m to EUR 36m. In 2006 no comparable earnings from disposals as in the previous year are anticipated, with the result that the Service and Finance Companies segment's good 2005 result will not be repeated.

AirPlus is taking cooperation with banks, travel agents and airlines further forward and has started issuing its own credit card, the AirPlus Corporate Card.

In the first quarter of 2006, LFT ordered an Airbus A380 simulator and a new-generation Boeing 737 simulator. They are due to be taken into service in Frankfurt (A380) at the beginning of 2008 and in Berlin in the summer of 2007.

Consolidated income statement January – March 2006

	January–March 2006 €m	January–March 2005 €m
Traffic revenue	3,364	2,979
Other revenue	1,082	924
Revenue	**4,446**	**3,903**
Changes in inventories and work performed by the enterprise and capitalised	34	48
Other operating income	299	285
Cost of materials and services	– 2,392	– 1,925
Staff costs	– 1,252	– 1,164
Depreciation, amortisation and impairment	– 254	– 281
Other operating expense	– 927	– 895
Profit/loss from operating activities	**– 46**	**– 29**
Result from investments accounted for using the equity method	– 35	– 53
Other income from subsidiaries, joint ventures and associates	18	11
Net interest	– 71	– 69
Other financial items	9	8
Financial result	**– 79**	**– 103**
Profit/loss before income taxes	**– 125**	**– 132**
Income taxes	30	15
Profit/loss after income taxes	**– 95**	**– 117**
Result attributable to minority shareholders	– 3	1
Result attributable to shareholders of Deutsche Lufthansa AG	**– 98**	**– 116**
Earnings/loss per share in €	– 0.21	– 0.25

Consolidated balance sheet as at 31 March 2006

Assets	31 March 2006 €m	31 December 2005 €m	31 March 2005 €m
Intangible assets with an indefinite useful life	592	591	698
Other intangible assets	160	162	139
Aircraft and spare engines	7,156	7,262	7,303
Repairable aircraft spare parts	518	503	442
Other tangible assets	1,444	1,448	1,386
Real property held as financial investments	17	17	18
Investments accounted for using the equity method	901	949	542
Other financial items	1,537	993	534
Receivables and other assets	106	118	122
Derivative financial instruments	96	87	43
Deferred income tax assets	184	188	192
Non-current assets	**12,711**	**12,318**	**11,419**
Inventories	463	439	379
Trade receivables on other assets	3,214	2,639	2,580
Derivative financial instruments	249	178	244
Actual income tax assets	23	27	26
Securities	2,008	2,425	994
Cash and cash equivalents	493	1,173	2,772
Assets available for sale	66	73	233
Current assets	**6,516**	**6,954**	**7,228**
Total assets	**19,227**	**19,272**	**18,647**

Shareholders' equity and liabilities	**31 March 2006 €m**	31 December 2005 €m	31 March 2005 €m
Issued Capital	1,172	1,172	1,172
Capital reserve	1,366	1,366	1,366
Fair value reserves	256	74	188
Retained earnings	1,586	1,267	1,395
Net profit/loss for the period	– 98	453	– 116
Equity share of the shareholders of the Deutsche Lufthansa AG	**4,282**	**4,332**	**4,005**
Minority interests	190	190	43
Shareholders' equity	**4,472**	**4,522**	**4,048**
Retirement benefit obligations	4,102	4,022	4,223
Other provisions and accruals	407	413	396
Borrowings	2,346	2,363	2,659
Other liabilities	91	96	92
Payments received on account and deferred income	11	104	129
Derivative financial instruments	209	190	263
Deferred income tax liabilities	621	614	361
Non-current provisions and liabilities	**7,787**	**7,802**	**8,123**
Other provisions and accruals	1,445	1,166	1,393*
Borrowings	539	1,200	897
Trade payables and other liabilities	3,377	3,407	2,980*
Liabilities from unused flight documents	1,232	818	848
Payments received on account and deferred income	112	87	89
Derivative financial instruments	231	247	238
Actual income tax liabilities	32	23	31
Current provisions and liabilities	**6,968**	**6,948**	**6,476**
Total shareholders' equity and liabilities	**19,227**	**19,272**	**18,647**

* 1st quarter 2005 adjusted: accruals are now disclosed under trade payables and liabilities

Consolidated statement of changes in shareholders' equity

	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/ loss for the period	Equity share of sharehold-ers of Lufthansa AG	Minority interests	**Total**
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2004	**1,172**	**1,366**	**– 150**	**200**	**– 107**	**1,089**	**404**	**3,974**	**40**	**4,014**
Transfers	–	–	–	–	–	404	– 404	–	–	–
Dividends	–	–	–	–	–	–	–	–	–	–
Group/minority results	–	–	–	–	–	–	– 116	– 116	– 1	– 117
Currency translation differences	–	–	–	–	5	–	–	5	1	6
Changes in fair value of financial investments and cash flow hedges	–	–	170	– 12	–	–	–	158	–	158
Transfers to acquisition cost	–	–	23	–	–	–	–	23	–	23
Transfers to the income statement	–	–	– 43	–	–	–	–	– 43	–	– 43
Other neutral changes	–	–	–	–	–	4	–	4	3	7
Balance on 31 March 2005	**1,172**	**1,366**	**0***	**188**	**– 102**	**1,497**	**– 116**	**4,005**	**43**	**4,048**
Balance on 31 December 2005	**1,172**	**1,366**	**0***	**74**	**– 90**	**1,357**	**453**	**4,332**	**190**	**4,522**
Transfers	–	–	–	–	–	453	– 453	–	–	–
Dividends	–	–	–	–	–	–	–	–	–	–
Group/minority results	–	–	–	–	–	–	– 98	– 98	3	– 95
Currency translation differences	–	–	–	–	3	–	–	3	–	3
Changes in fair value of financial investments and cash flow hedges	–	–	64	136	–	–	–	200	–	200
Transfers to acquisition cost	–	–	– 3	–	–	–	–	– 3	–	– 3
Transfers to the income statement	–	–	– 14	– 1	–	–	–	– 15	–	– 15
Other neutral changes	–	–	–	–	–	– 137	–	– 137	– 3	– 140
Balance on 31 March 2006	**1,172**	**1,366**	**47**	**209**	**– 87**	**1,673**	**– 98**	**4,282**	**190**	**4,472**

* Rounded below € 0.5m.
Currency translation differences are disclosed under retained earnings in the balance sheet.
The other neutral changes in the 2005 retained earnings result with – € 102m from the repayment of the Lufthansa Convertible Bond in January 2006.
Additional major shifts in neutral changes result from valuation at equity.

Consolidated cash flow statement

	January – March 2006 €m	January – March 2005 €m
Cash and cash equivalents on 1 January	**1,173**	**2,836**
Profit/loss before income taxes	– 125	– 132
Depreciation of fixed assets (net of reversals)	260	280
Depreciation of repairable aircraft spare parts	30	1
Result from fixed asset disposal	– 5	– 4
Result from investments accounted for using the equity method	35	53
Net interest	71	69
Income taxes paid	2	– 35
Change in working capital*	22	– 99
Cash flows from operating activities	**290**	**133**
Purchases of tangible assets and intangible assets	– 198	– 348
Purchase of financial assets	– 216	– 131
Disposals/additions to repairable aircraft spare parts	– 46	18
Proceeds from sale of non-consolidated equity investments	3	9
Proceeds from sale of consolidated equity investments	–	–
Acquisition of non-consolidated equity investments	– 198	– 1
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	23	53
Interest received	70	51
Dividends received	18	11
Net cash used in investing activities	**– 544**	**– 338**
Securities/fixed-term deposits	417	– 42
Net cash used in investing activities and cash investements	**– 127**	**– 380**
Redemption of conversion options from the Convertible Bond 2002	– 102	–
Long-term borrowings	–	236
Repayments of long-term borrowings	– 638	– 34
Other borrowings	–	50
Dividends paid	–	–
Interest paid	– 102	– 70
Net cash used in financing activities	**– 842**	**182**
Net decrease/increase in cash and cash equivalents	**– 679**	**– 65**
Effects of exchange rate changes	– 1	1
Cash and cash equivalents on 31 March	**493**	**2,772**
Securities	2,008	994
Total liquid funds	**2,501**	**3,766**

* The working capital consists of inventories, receivables, payables and provisions and accruals.

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

The consolidated financial statements include both Deutsche Lufthansa AG as the parent company and all major associated companies in Germany and other countries. In January 2006 EW Verkehrsflugzeuge III GmbH & CoKG was merged with LeaseAir GmbH & Co Verkehrsflugzeuge V KG and withdrawn from the group of consolidated companies.

Compared with the first quarter of 2005 the group of consolidated companies has been expanded by the AirTrust AG – Lufthansa holds 49 per cent stake since July 2005 – and the Eurowings Group companies, in which a majority voting was acquired at the end of 2005, of a pension fund set up in the fourth quarter and of LSG South America, Siam Flight Services Ltd., LSG Sky Chefs (Thailand) Ltd. and Quinto Grundstücksverwaltung GmbH & Co. KG, which were first consolidated in the second half of 2005. Companies included in the first quarter of 2005 were LSG Hygiene Institute GmbH, sold on 1 April 2005, Caterair Portugal Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Mariott Export Services C.A. and Mariott International Trade Services C.A., deconsolidated in the second quarter of 2005, and Giulietta Aircraft Leasing Limited, deconsolidated in the fourth quarter. The following table shows the major repercussions in the income statement arising from changes in the group of consolidated companies since the first quarter of 2005.

Income statement

	Group January – March 2006 €m	of which from changes in the group of consolidated companies compared with the interim reporting in March 2005 €m
Revenue	4,446	76
Operating income	4,779	86
Operating expenses	– 4,825	– 107
Profit/loss from operating activities	– 46	– 21
Financial result	– 79	2
Income taxes	30	2
Profit/loss after income taxes	– 95	– 17

Contingencies and events occurring after the balance sheet date

Various provisions with a total potential effect on the financial result of EUR 358m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2005 was EUR 356m.

A total of EUR 3m was realised out of a contingent claim for EUR 13m in connection with the sale of an equity interest in the first quarter of 2005 described in the consolidated financial statements for 2005. Another EUR 9m is likely to be realised in the coming years.

EUR 16m was raised in the first quarter 2006 from the sale of two ATR 72s and one Airbus A 310 for which firm contracts were signed at the end of 2005. As a result, EUR 3m was earned in book profits.

In addition to firm contracts signed at the end of 2005 for the sale of 18 Canadair Regional Jets, a further contract of sale was signed in the first quarter for the same type of aircraft. These contracts will in the course of 2006 lead to sales revenues totalling EUR 87m and book profits of EUR 23m.

Contingent liabilities

	31.3.2006 €m	31.12.2005 €m
From guarantees, bills and cheque charges	808	812
From warranty agreements	1,061	1,386
From collateralisation of third-party liabilities	3	3

The contingent claim arising from a D & O insurance policy in connection with a damage event in Scandinavia described in the full year's consolidated financial statements for 2005 is still pending and amounts to EUR 127.5m.

At the end of March 2006 purchase commitments for investments in tangible and intangible assets amounted to EUR 3.4bn. At 31 December 2005 purchase commitments totalled EUR 3.5bn.

Assets held for sale

	January–March 2006 €m	Financial Statements 2005 €m	January–March 2005 €m
Assets			
Aircraft and spare engines	63	70	13
Financial assets	–	–	217
Other assets	3	3	3

Equity/liabilities from assets held for sale

Equity	–	–	178
Liabilities	–	–	–

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by EUR 25m, subject to Supervisory Board approval, by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

The Executive Board and the Supervisory Board will propose to the 53rd Annual General Meeting on 17 May to pay a dividend of EUR 0.50 per share.

Segment reporting Lufthansa Group

Business segment information January – March 2006

	Passenger Transportation**	Logistics	MRO	Catering	Leisure Travel	IT Services	Service and Financial Companies	Segment total
	€m	€m	€m	€m	€m	€m	€m	€m
External revenue	2,788	675	509	409	–	65	–	4,446
– of which traffic revenue	2,726	638	–	–	–	–	–	3,364
Inter-segment revenue	129	4	350	117	–	89	–	689
Total revenue	2,917	679	859	526	–	154	–	5,135
Other segment income	216	29	35	28	– 44	7	131	402
– of which from investments accounted for using the equity method	– 1	4	4	2	– 44	–	0*	– 35
Cost of materials	1,820	465	445	221	–	7	6	2,964
Staff costs	597	84	244	251	–	61	17	1,254
Amortisation and depreciation	179	31	18	15	–	8	5	256
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	624	110	123	98	–	76	67	1,098
Segment results	**– 87**	**18**	**64**	**– 31**	**– 44**	**9**	**36**	**– 35**
– of which from investments accounted for using the equity method	– 1	4	4	2	– 44	–	0*	– 35
Segment assets	8,693	1,284	2,242	1,025	285	252	3,071	16,852
– of which from investments accounted for using the equity method	434	15	103	61	285	–	3	901
Segment liabilities	7,152	707	1,528	756	–	233	1,235	11,611
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	150	2	22	11	–	11	12	208
– of which from investments accounted for using the equity method	2	–	–	–	–	–	–	2
Other significant non-cash items	95	7	16	11	–	4	1	134
Average number of employees	37,502	4,695	17,759	28,240	–	3,321	1,099	92,616

* Rounded below € 0,5m.
** Due to changes in the group of consolidated companies, the comparability of prior year figures ist limited.

Business segment information January – March 2005

	Passenger Transportation	Logistics	MRO	Catering	Leisure Travel	IT Services	Service and Financial Companies	Segment total
	€m	€m	€m	€m	€m	€m	€m	€m
External revenue	2,452	609	417	370	–	55	–	3,903
– of which traffic revenue	2,400	579	–	–	–	–	–	2,979
Inter-segment revenue	114	3	361	114	–	90	–	682
Total revenue	2,566	612	778	484	–	145	–	4,585
Other segment income	198	41	37	39	– 50	5	90	360
– of which from investments accounted for using the equity method	– 10	3	3	1	– 50	–	–	– 53
Cost of materials	1,510	422	360	201	–	10	4	2,507
Staff costs	548	82	233	230	–	56	16	1,165
Amortisation and depreciation	200	33	17	16	–	7	5	278
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	589	110	128	104	–	67	41	1,039
Segment results	**– 83**	**6**	**77**	**– 28**	**– 50**	**10**	**24**	**– 44**
– of which from investments accounted for using the equity method	– 10	3	3	1	– 50	–	–	– 53
Segment assets	8,051	1,372	1,991	1,272	207	202	2,776	15,871
– of which from investments accounted for using the equity method	173	12	81	67	207	–	4	544
Segment liabilities	6,520	680	1,430	731	–	226	1,414	11,001
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	245	23	22	20	–	10	23	343
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	8	0*	3	4	–	0*	0*	15
Average number of employees	34,890	4,854	17,736	28,149	–	3,203	1,107	89,939

* Rounded below € 0,5m.

Reconciliation of segment information with consolidated figures

	Segment total		Reconciliation		Group	
	January – March 2006 €m	January – March 2005 €m	**January – March 2006** €m	January – March 2005 €m	**January – March 2006** €m	January – March 2005 €m
External revenue	4,446	3,903	–	–	4,446	3,903
– of which traffic revenue	3,364	2,979	–	–	3,364	2,979
Inter-segment revenue	689	682	– 689	– 682	–	–
Total revenue	5,135	4,585	– 689	– 682	4,446	3,903
Other revenue	402	360	– 69	– 27	333	333
– of which from investments accounted for using the equity method	– 35	– 53	35	53	–	–
Cost of materials	2,964	2,507	– 572	– 582	2,392	1,925
Staff costs	1,254	1,165	– 2	– 1	1,252	1,164
Amortisation and depreciation	256	278	– 2	3	254	281
– of which impairments	–	–	–	–	–	–
Other operating expenses	1,098	1,039	– 171	– 144	927	895
Results	**– 35**	**– 44**	**– 11**	**15**	**– 46**	**– 29**
– of which from investments accounted for using the equity method	– 35	– 53	35	53	–	–
Assets	16,852	15,871	2,375	2,776	19,227	18,647
– of which from investments accounted for using the equity method	901	544	–	–	901	544
Liabilities	11,611	11,001	3,144	3,598	14,755	14,599
– of which from investments accounted for using the equity method	–	–	–	–	–	–
Average number of employees	92,616	89,939	–	–	92,616	89,939

Geographical segment information January – March 2006

	Europe €m	North America €m	Central and South America €m	Asia/Pacific €m	Middle East €m	Africa €m	Other €m	**Segment Total** €m
Traffic revenue[1]	2,264	417	71	484	52	76	–	3,364
Other operating revenue	449	333	87	166	24	23	0*	1,082
Total revenue	2,713	750	158	650	76	99	0*	4,446

* Rounded below 0,5m.

[1] Traffic revenue ist allocated by original place of sale.

Geographical segment information January – March 2005

	Europe €m	North America €m	Central and South America €m	Asia/Pacific €m	Middle East €m	Africa €m	Other €m	**Segment Total** €m
Traffic revenue[1]	2,132	304	56	386	40	61	–	2,979
Other operating revenue	445	215	25	160	57	22	0*	924
Total revenue	2,577	519	81	546	97	83	0*	3,903

* Rounded below 0,5m.

[1] Traffic revenue ist allocated by original place of sale.

Financial data 2006/2007

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Von-Gablenz-Str. 2-6, 50679 Cologne
Phone: +49 (0) 2 21-826-24 44 or (069) 696-9 70 02
Fax: +49 (0) 2 21-826-22 86 or (069) 696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis, 60546 Frankfurt/Main
Phone: +49 (0) 69-696-2 86 89, -64 70 or -9 09 97
Fax: +49 (0) 69-696-9 09 90
Email: investor.relations@dlh.de

The easiest way to order our Annual and Interim Reports is via our order form on the internet.
You can also contact:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Phone: +49 (0) 2 21-826-39 92 or -26 31
Fax: +49 (0) 2 21-826-36 46 or -22 86
Email: CGNIRAW@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

2006

17 May	Annual General Meeting Cologne
18 May	Payment of Dividend
27 July	Release of Interim Report January – June 2006
26 Oct.	Press Conference and Analysts' Conference on interim result January – September 2006

2007

8 March	Press Conference and Analysts' Conference on 2006 result
18 April	Annual General Meeting Berlin
26 April	Release of Interim Report January – March 2007
26 July	Release of Interim Report January – June 2007
25 Oct.	Press Conference and Analysts' Conference on interim result January – September 2007

Disclaimer in respect of forward-looking statements

Information published in the 1st Interim Report 2006 with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

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